The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this preliminary prospectus supplement or the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-164903

Subject to Completion
Preliminary Prospectus Supplement dated February 16, 2010

PROSPECTUS SUPPLEMENT
(To prospectus dated February 16, 2010)

$

TreeHouse Foods, Inc.

% Notes due 20

We are offering $      aggregate principal amount of     % notes due 20  . We will pay interest on the notes on           and           of each year, beginning          , 2010. The notes will mature on          , 20  .

We may redeem some or all of the notes at any time on or after          , 20  at the applicable redemption prices described in this prospectus supplement under “Description of the Notes—Optional Redemption.” In addition, prior to          , 20  , we may redeem all or a portion of the notes at a price equal to 100% of the principal amount plus the “make-whole” premium described in this prospectus supplement. We may also redeem up to 35% of the notes prior to          , 20   with the net cash proceeds we receive from certain public equity offerings. If a change of control, as described in this prospectus supplement under the heading “Description of the Notes—Repurchase at the Option of the Holders Upon Change of Control,” occurs, we may be required to purchase the notes from the holders at a purchase price of 101% of the principal amount plus any accrued and unpaid interest.

The notes will be our senior unsecured obligations and will rank equally with our other existing and future senior unsecured indebtedness. The notes will be guaranteed on a senior unsecured basis by our domestic subsidiaries that represent substantially all of the revenue, income and assets of all of our domestic subsidiaries, including Bay Valley Foods, LLC, and, following completion of the acquisition described in this prospectus supplement, Sturm Foods, Inc. See “Prospectus Supplement Summary — Proposed Acquisition of Sturm Foods, Inc.” and “Use of Proceeds” in this prospectus supplement for more information regarding this proposed acquisition. The notes and the guarantees will be effectively subordinated to our and the guarantors’ secured obligations and will be structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes. The notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

The net proceeds of the notes will be used to fund, in part, the proposed acquisition of Sturm Foods, Inc. We also intend to offer shares of our common stock in an underwritten public offering pursuant to a separate prospectus supplement to finance a portion of the proposed acquisition of Sturm Foods, Inc. This offering of notes is contingent on the completion of the acquisition of Sturm Foods, Inc. However, this offering of notes is not contingent upon the common stock offering, and the common stock offering is not contingent upon this offering of notes.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks that are described under “Risk Factors” beginning on page S-20 of this prospectus supplement.

	Per note	Total

Public offering price (1)	%	$
Underwriting discount	%	$
Proceeds, before expenses, to us (1)	%	$

(1)	Plus accrued interest, if any, from , 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about          , 2010.

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities

Co-Lead Managers

BMO Capital Markets	Rabo Securities USA, Inc.	SunTrust Robinson Humphrey

Co-Managers

Barclays Capital	KeyBanc Capital Markets

The date of this prospectus supplement is February   , 2010.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part, the accompanying prospectus dated February 16, 2010, which is part of our Registration Statement on Form S-3, gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. See “Underwriting.” The information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Unless otherwise stated or the context otherwise requires, as used in this prospectus supplement, references to “TreeHouse,” the “Company,” “us,” “we” or “our” mean TreeHouse Foods, Inc. and its consolidated subsidiaries. When we refer to “you” in this prospectus supplement, we mean all purchasers of notes being offered by this prospectus supplement and the accompanying prospectus, whether they are the holders or only indirect owners of those securities.

MARKET AND INDUSTRY DATA

Certain market data contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

S-ii

NON-GAAP FINANCIAL MEASURES

We have included financial measures of adjusted EBITDA, adjusted EBITDA margin and free cash flow in this prospectus supplement, which are “non-GAAP financial measures” as defined under the rules of the SEC. Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense, and other non-cash and non-recurring items. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of net sales. Adjusted EBITDA is not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. Adjusted EBITDA is a performance measure that is used by our management, and we believe is commonly reported and widely used by investors and other interested parties, to evaluate a company’s operating performance on a consistent basis after removing the impact of capital structure, asset base, items beyond the control of management (such as income taxes) and other non-cash and non-recurring items. Because we cannot predict the timing and amount of charges associated with non-recurring items or facility closings and reorganizations, management does not consider these costs when evaluating performance, when making decisions regarding the allocation of resources, in determining incentive compensation for management, or in determining earnings estimates. These costs are not recorded in any of our reportable segments.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect, among other things:

•	our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	any cash income taxes that we may be required to pay;

•	Assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not adjust for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Adjusted EBITDA does not reflect limitations on, or costs related to, transferring earnings from our subsidiaries to us and the guarantors.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the operation and growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplement.

In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from certain matters we consider to be indicative of our ability to service our debt over the period such debt is expected to remain outstanding.

Free cash flow represents cash flows from operating activities less capital expenditures. Free cash flow is not required by, or presented in accordance with, GAAP. Our management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

S-iii

The non-GAAP measures of adjusted EBITDA, adjusted EBITDA margin and free cash flow used in this prospectus supplement may be different from similar measures used by other companies, limiting their usefulness as comparable measures. These non-GAAP financial measures should not be considered as alternatives to net income or cash flows from operating activities as indicators of operating performance or liquidity.

See footnote (1) to the summary historical and pro forma financial information under “Prospectus Supplement Summary — Summary Historical and Pro Forma Financial Information” for a description of the calculation of adjusted EBITDA and an unaudited reconciliation of adjusted EBITDA to net income.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you in deciding whether to invest in the notes. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Our Company

We are a leading manufacturer of private label food products in the United States and Canada. Our products are focused in center-of-store, shelf stable food categories. We are the #1 or #2 private label manufacturer in six of our eight largest product categories, and we believe that we are the largest manufacturer of non-dairy powdered creamer, private label salad dressings and pickles in the United States (based on total sales volume). Our business is organized into three operating reportable segments, including North American Retail Grocery, Food Away from Home, and Industrial and Export, which supply our products primarily into the grocery retail, foodservice and industrial food channels. We currently supply more than 250 food retail customers in North America, including 47 of the 50 largest food retailers, and more than 450 foodservice customers, including 74 of the 100 largest restaurant chains and the 200 largest foodservice distributors.

TreeHouse Foods, Inc. was created from Dean Foods’ spin-off of certain of its specialty businesses to its shareholders. Since we began operating as an independent entity in June 2005, we have significantly expanded our product offerings in center-of-store, shelf stable food categories by completing five strategic acquisitions. During fiscal 2009, we generated net sales of $1,512 million and adjusted EBITDA of $191 million. Our common shares are traded on the New York Stock Exchange under the symbol “THS” and, as of February 12, 2010, we had an equity market capitalization of approximately $1,323 million.

On December 20, 2009, we entered into a definitive agreement to acquire Sturm Foods, Inc., or Sturm. Sturm’s product offerings include hot cereal, sugar free drink mixes, sugar based drink mixes, hot cocoa mixes, cappuccino, nonfat dry milk and organic products. Sturm has the #1 market share in both private label hot cereal and private label sugar free drink mixes. Sturm’s strategy is to be an innovation leader, having introduced several new offerings that address consumer preferences for sugar free, organic, nutraceutical enriched and heart healthy products. We believe the acquisition of Sturm, which we refer to as the Sturm Acquisition, will enhance our business by adding leading market share positions in two large categories for private label sales, increasing our scale and further diversifying our product offering. Sturm generated $343 million in net sales, $30 million in net income, and $92 million in adjusted EBITDA during the twelve months ended December 31, 2009. For the twelve months ended December 31, 2009, on a pro forma basis for the Sturm Acquisition, our net sales would have been $1,853 million and our adjusted EBITDA would have been $282 million. We expect the Sturm Acquisition to be accretive to gross margin, adjusted EBITDA margin and earnings per share on a pro forma basis in 2010.

Products

The following charts set forth TreeHouse and Sturm net sales for the twelve months ended December 31, 2009 by product category ($ in millions):(1)

TreeHouse	Sturm
(Total net sales of $1,512)	(Total net sales of $343)

TreeHouse Categories

Non-Dairy Powdered Creamer.  Non-dairy powdered creamer is used as coffee creamer or whitener and as an ingredient in baking, hot and cold beverages, gravy mixes and similar products. Product offerings in this category include private label products packaged for grocery retailers, such as supermarkets and mass merchandisers, foodservice products for use in coffee service and products for industrial applications such as portion control repackaging and ingredient use by other food manufacturers. We believe we are the largest supplier of non-dairy powdered creamer in the United States. For the twelve months ended December 31, 2009, non-dairy powdered creamer represented approximately 21% of our consolidated net sales.

Soup and Infant Feeding.  Soup, broth and gravy are produced and packaged in cans of various sizes, from single serve to larger sized cans. We primarily produce private label products sold to supermarkets and mass merchandisers. We also produce infant feeding products, primarily under the Nature’s Goodness® brand, and we co-pack organic infant feeding products for a branded baby food company. Infant feeding production takes place in the same facility that produces most of our soup, broth and gravy products. For the twelve months ended December 31, 2009, soup and infant feeding sales represented approximately 23% of our consolidated net sales, with the majority of the sales coming from soup.

Pickles.  We produce pickles and a variety of related products, including banana peppers, jalapeńo peppers, pepperoncini peppers, pickled okra and pickled vegetables, along with some sauces and syrups. We produce private label and regional branded offerings in the pickles category. These products are sold to supermarkets, mass merchandisers, foodservice and industrial customers. We believe we are the largest producer of pickles in the United States. For the twelve months ended December 31, 2009, pickles and related products represented approximately 21% of our consolidated net sales.

Salad Dressings.  We produce both pourable and spoonable salad dressings. Our salad dressings are sold primarily to supermarkets and mass merchandisers throughout the United States and Canada, and encompass many different flavor varieties. We believe we are the largest supplier of private label salad dressings in both the United States and Canada. For the twelve months ended December 31, 2009, salad dressings represented approximately 12% of our consolidated net sales.

Jams and Other Sauces.  We produce jams, pie fillings and other sauces that we sell to supermarkets, mass merchandisers and foodservice customers in the United States and Canada. For the twelve months ended

      (1) Due to rounding, dollars and percentages may not sum to actual totals.

December 31, 2009, jams, pie fillings and other sauces represented approximately 10% of our consolidated net sales.

Aseptic Products.  Aseptic products are processed under heat and pressure in a sterile production and packaging environment, creating a product that does not require refrigeration prior to use. Our principal aseptic products are cheese sauces and puddings. These products are sold primarily to foodservice customers in cans and flexible packages. For the twelve months ended December 31, 2009, aseptic products represented approximately 6% of our consolidated net sales.

Mexican Sauces.  We produce a wide variety of Mexican sauces, including salsa, picante sauce, cheese dip, enchilada sauce and taco sauce that we sell to supermarkets, mass merchandisers and foodservice customers in the United States and Canada, as well as to industrial markets. For the twelve months ended December 31, 2009, Mexican sauces represented approximately 4% of our consolidated net sales.

Refrigerated Products.  We produce refrigerated salad dressings and liquid non-dairy creamer, which are sold to supermarkets, mass merchandisers and foodservice customers. For the twelve months ended December 31, 2009, refrigerated products represented approximately 2% of our consolidated net sales.

Sturm Categories

Hot Cereal.  Sturm produces a variety of instant and cook-on-stove hot cereal, including oatmeal, farina and grits, single-serve instant packets and microwaveable bowls. In September 2008, Sturm acquired the McCann’s Irish Oatmeal® brand to complement its cook-on-stove offering. Sturm has introduced several innovations in their hot cereal category including cereals that are omega-3 enriched, low sugar, heart healthy, organic, and that promote weight management. For the twelve months ended December 31, 2009, Sturm’s hot cereal products represented approximately 37% of its consolidated net sales.

Sugar Free Drink Mixes.  Sturm produces a variety of powdered drink mixes, principally sugar free products, including lemonade, iced tea and functional drink mixes, such as energy, vitamin enhanced and isotonic sports drinks. Sturm is a pioneer in the private label powdered drink mix category, partnering with leading national retailers to develop their private label programs in this category. For the twelve months ended December 31, 2009, Sturm’s sugar free drink mix products represented approximately 43% of its consolidated net sales.

Other.  Other Sturm products include sugar based drink mixes, hot cocoa mixes, cappuccino, nonfat dry milk and organic varieties of the previously mentioned products. For the twelve months ended December 31, 2009, these products represented approximately 20% of Sturm’s consolidated net sales.

Pro Forma Categories

Following the completion of the Sturm Acquisition, we will hold a leading market share position in eight center-of-store, shelf stable food categories. The combined company will have a broader portfolio that we believe will further diversify our product categories, customers, sales channels and raw materials requirements. We expect that completing the Sturm Acquisition will enable us to accelerate research and development for innovative new products and packaging formats. By providing existing and additional customers with an enhanced portfolio of products, we expect that the Sturm Acquisition will create cross selling opportunities across customers, sales channels and geographies.

The following chart sets forth our pro forma net sales for the twelve months ended December 31, 2009 by product category, after giving effect to completion of the Sturm Acquisition ($ in millions):(2)

Pro Forma Company
(Total pro forma net sales of $1,853)

Industry Overview

The U.S. food total outlet retail market is estimated at close to $350 billion in annual sales, of which private label food represents approximately $65 billion. According to independent market research studies, private label food products have increased their market share in the United States from approximately 11.6% in 1988 to approximately 18.3% in 2009. We believe that product and packaging improvements, along with greater focus by retailers, have fundamentally changed private label from inexpensive, generic brand imitators to store-branded national brand equivalents offering value and product quality that often meet or exceed that of branded competitors. Despite gains in market share, private label penetration across all FMCG sectors in the United States remained below that of many developed economies, including France (26%), Spain (29%), Germany (32%), The United Kingdom (44%) and Switzerland (46%) (market research estimates based on 2008 data).(3)

We expect the convergence of several factors to support the continued growth of private label food product sales in the United States, including:

•	Greater focus by grocery retailers in developing their private label food product programs;

•	The emergence of private label food products with reputations for quality and value that meet or exceed national brands; and

•	Fundamental changes in consumer behavior that favor the secular growth trends in private label food products.

Given the highly competitive nature of the U.S. food retailing industry, we believe that most grocery retailers are seeking to expand their private label food product programs as a means to differentiate themselves from competitors, build customer loyalty and enhance margins and profitability. As the breadth and quality of a particular grocery retailer’s private label offering factors more prominently in consumers’ store selection criteria, we believe that a well developed, high quality private label food product offering can be an effective marketing tool for retailers to further their brand image, drive customer traffic to their stores and enhance shopper loyalty. In addition to the inherent marketing benefits, private label food products generally offer retailers higher gross margins and profits than branded equivalents. Consequently, many grocery retailers have

      (2) Due to rounding, dollars and percentages may not sum to actual totals.
      (3) FMCG represents fast-moving consumer goods, including food, alcoholic and non-alcoholic beverages, personal care products and household care products.

announced targets for expanding their share of private label food product sales, over the next several years, to drive greater productivity from their store base.

According to industry data, private label products accounted for over 31% of all new product introductions in the U.S. packaged food industry during 2009. This is an increase of 85% when compared to the number of private label product launches in 2004. In the same time period, branded product launches have declined almost 45%. We believe this increase in private label product launches is a direct response to consumer desire for high quality food products that offer compelling value. As private label has grown, many offerings have developed reputations for value and high product quality that often meet or exceed those of branded competitors. According to multiple consumer surveys, the majority of consumers who have tried private label food products during the current economic downturn reported that they will not return to purchasing branded products when the economy improves. We believe many of these consumers will retain their loyalty to private label food products based on the product quality and value proposition associated with these products.

The private label food manufacturing base is highly fragmented. In retail grocery, we believe the top seven private label manufacturers represent less than 20% of category sales. As a result, a typical grocery retailer relies upon hundreds of private label food suppliers. We believe the highly fragmented private label manufacturing base will continue to consolidate as retailers seek out suppliers who can offer value-added capabilities like innovation and category management along with the ability to supply multiple private label products on a national basis.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Leading Private Label Market Shares in Attractive Categories.  We are a leading private label manufacturer of a broad range of center-of-store, shelf stable food products. Following completion of the Sturm Acquisition, we will have the leading share of private label food product sales in six of our eight largest product categories, namely powdered non-dairy creamer, soups, salad dressings, pickles, hot cereal and sugar free drink mixes. Additionally, we are the second largest private label supplier of jams and jellies and Mexican sauces. Our leading market share positions are supported by low cost manufacturing, research and development capabilities, product and packaging innovation and logistical and category management capabilities, which allow us to provide an enhanced level of service to our retail customers.

We believe that we participate in attractive product categories. Private label food product offerings in our product categories represent 10% or more of total sales in such categories. Sales of private label food products in our eight largest product categories have consistently increased their share of category sales, mirroring the secular trend of increasing private label market share in U.S. grocery. According to market research reports, private label market growth rates have exceeded their respective categories in total for the period from 2003 to 2009.

Scale, Balance and Diversity.  As one of the largest private label food product manufacturers in the United States and Canada, we believe that our scale enables us to be more efficient and effective in servicing our customers. As grocery retailers develop their private label food programs, we believe they will seek out suppliers that can provide strategic insight, product innovation, customer service, logistics and economies of scale throughout North America. We believe our category leadership, breadth of product offering and differentiated capabilities put us in position to be their supplier of choice.

We sell our products to a diverse customer base, including many of the leading grocery retailers and foodservice operators in the United States and Canada, and a variety of customers that purchase bulk products for industrial food applications. We currently supply more than 250 food retail customers in North America, including 47 of the 50 largest food retailers, and more than 450 foodservice customers, including 74 of the 100 largest restaurant chains and the 200 largest food distributors. Following the Sturm Acquisition, our top ten customers will continue to account for approximately 50% of our net sales. Walmart will remain our largest customer and will represent approximately 20% of our net sales. With the exception of Walmart, no other customer will represent more than 10% of our net sales.

Well-Defined Portfolio Strategy.  Our management team has been successful in using economic value added, or EVA, analysis in the private label food products industry for several years. Applying EVA analyses across our product portfolio allows us to evaluate our prospects for profitable growth systematically and direct our resources to the products and categories that we believe offer the greatest potential. EVA analysis also identifies products and categories that lag behind the broader portfolio, focusing management’s attention on the areas within our portfolio that must be operated more efficiently. We update our EVA analyses on a quarterly basis and develop and implement operating strategies based on the results. Many of the operating enhancements we have achieved can be directly associated with our EVA efforts, including improving the returns in our pickle business and accelerating the growth of our salad dressing business.

Successful Track Record of Acquiring and Integrating Businesses.  Since we began operating as an independent entity in 2005, we have completed five strategic acquisitions, including Oxford Foods in February 2006, Del Monte’s private label soup and infant feeding business in April 2006, San Antonio Farms and J.L. DeGraffenreid & Sons in May 2007 and E.D. Smith in October 2007. As a result of these efforts, we have expanded well beyond our original product base of pickles and non-dairy powdered creamer, adding six additional complementary center-of-store, shelf stable food categories. We have a well-defined strategy for identifying, evaluating and integrating acquisitions that we believe differentiates us from many of our competitors. We believe that our proven acquisition capabilities will allow us to participate successfully in the ongoing consolidation trend among private label food product manufacturers.

Strong Financial Performance and Significant Cash Flow Generation.  We have grown our net sales from $708 million in fiscal 2005 to $1,512 million in fiscal 2009, representing a compounded annual growth rate, or CAGR, of 20.9%. Net income has increased from $12 million in fiscal 2005 to $81 million in fiscal 2009. We have also grown our adjusted EBITDA from $76 million in fiscal 2005 to $191 million in fiscal 2009, representing a CAGR of 25.7%. Over this period, net income as a percentage of net sales increased 374 basis points and adjusted EBITDA margin expanded by approximately 180 basis points. For the twelve months ended December 31, 2009, on a pro forma basis for the Sturm Acquisition, we generated net sales of $1,853 million, net income of $98 million, and adjusted EBITDA of $282 million, representing CAGRs of 27.2% and 38.6%, respectively, from 2005 through 2009. We have also generated strong, consistent cash flows from our core operations. Since December 31, 2007, we have reduced net debt (defined as total debt minus cash on hand) by $214 million. In 2009, we generated free cash flow (defined as cash flows from operating activities less capital expenditures) of $68 million. Pro forma for the Sturm Acquisition, our free cash flow for the twelve months ended December 31, 2009 would have been $120 million, based on our cash flows from operating activities of $105 million, our capital expenditures of $37 million and Sturm’s free cash flow of $52 million.

Strong Management Team.  The members of our senior management team have an average of 20 years of packaged food industry experience and have worked together on several successful ventures, including the acquisition, turnaround and sale of Keebler Foods Company. Our senior management team has demonstrated its ability to grow our business, increasing our net sales from $708 million in 2005 to $1,512 million in 2009 and our adjusted EBITDA from $76 million in 2005 to $191 million in 2009. These results have been achieved through a combination of organic growth, EVA-driven portfolio optimization efforts and five complementary acquisitions (excluding Sturm).

Strategy

We intend to grow our business profitably through the following strategic initiatives:

Expand Partnerships with Retailers.  As grocery retailers become more demanding of their private label food product suppliers, they have come to expect strategic insight, product innovation, customer service and logistical economies of scale similar to those of our branded competitors. To this end, we are continually developing, investing in and expanding our private label food product offerings and capabilities in these areas.

In addition to our low cost manufacturing, we have invested in research and development, product and packaging innovation, category management, information technology systems and other capabilities. We believe that these investments enable us to provide a broad and growing array of private label food products that generally meet or exceed the value and quality of branded competitors that have comparable sales, marketing, innovation and category management support. We believe that we are well positioned to expand our market share with grocery retailers given our differentiated capabilities, breadth of product offering and geographic reach.

Continue to Drive Growth and Profitability from our Existing Product Portfolio.  We believe we can continue to drive strong organic growth from our existing product portfolio. Through insights gained from our EVA analyses, we develop operating strategies that enable us to focus our resources and investments on products and categories that we believe offer the highest potential. Additionally, EVA analyses identify products and categories that lag the broader portfolio and require corrective action. We believe EVA analysis is a helpful tool which maximizes the full potential of our product offerings.

Leverage Cross-Selling Opportunities Across Customers, Sales Channels and Geographies.  While we have high private label food product market shares in the United States for our non-dairy powdered creamer, soup, salad dressing and pickles, as well as high branded and private label food product market share in jams in Canada, we believe we still have significant potential for growth with grocery retailers and foodservice distributors that we either currently serve in a limited manner, or do not currently serve. We believe that our size and scale give us an advantage over smaller private label food product producers, many of whom provide only a single category or service to a single customer or geography. Our ability to service customers across North America and across a wider spectrum of products and capabilities provides many opportunities for cross-selling to customers who seek to reduce the number of private label food product suppliers they utilize.

Growth Through Acquisitions.  We believe we have the expertise and demonstrated ability to identify and integrate value-enhancing acquisitions. We selectively pursue acquisitions of complementary businesses that we believe are a compelling fit with our existing operations. Each potential acquisition is vigorously evaluated for merit utilizing a rigorous analysis that assesses targets for their market attractiveness, intrinsic value and strategic fit. We believe our past acquisitions of Oxford Foods, the Del Monte Soup and Infant Feeding business, San Antonio Farms, DeGraffenreid, and E.D. Smith were each a success and consistent with our strategy. Since we began operating as an independent company in 2005, our acquisitions have significantly added to our revenue base, enhanced margins and allowed us to expand from an initial base of two center-of-store, shelf stable food categories to eight, including Sturm. We attempt to maintain conservative financial policies when pursuing acquisitions, and our proven integration strategies have resulted in rapid deleveraging. By identifying targets that fit within our defined strategies, we believe we can continue to expand our product selection and continue our efforts to be the low-cost, high quality and innovative supplier of private label food products for our customers.

Proposed Acquisition of Sturm Foods, Inc.

On December 20, 2009, we entered into a definitive Stock Purchase Agreement to acquire Sturm, a privately-owned company majority owned by an affiliate of HM Capital Partners, pursuant to which TreeHouse will acquire all of the issued and outstanding capital stock of Sturm for aggregate consideration of $660 million in cash, payable at closing, and subject to adjustments for working capital and other items. Consummation of the Sturm Acquisition is subject to customary closing conditions. We intend to finance the Sturm Acquisition through a combination of this offering of notes and approximately $100 million from an underwritten public offering of our common stock, with the balance funded from borrowings under our credit facility.

The consummation of this offering of notes is conditioned upon the closing of the Sturm Acquisition. Upon the consummation of the Sturm Acquisition, Sturm will become a domestic subsidiary of TreeHouse and will become a subsidiary guarantor of the notes. See “Description of the Notes — Subsidiary Guarantees” in this prospectus supplement for more information.

Sturm Acquisition Rationale

We expect to realize several benefits from the Sturm Acquisition, including the following:

Entry into Attractive Categories.  Sturm is the leading producer of private label hot cereal and powdered drink mixes, principally sugar free drink mixes. The total hot cereal and powdered drink mix categories generate over $1 billion each in annual retail sales and are margin enhancing categories for TreeHouse, each with a single major branded competitor. Private label holds a significant share of the hot cereal and sugar free drink mix category sales, and these are important categories for many of our customers.

Enhanced Scale and Further Diversification of Our Product Offering.  Sturm adds two new categories for growth and diversification. Both categories are consistent with our center-of-store, shelf stable food strategy. Sturm also enhances our scale with our customers. Sturm’s manufacturing footprint with geographical proximity to our existing operations will support manufacturing and distribution efficiency efforts.

Accretive to Margins and Cash Flow.  We expect the Sturm Acquisition to be accretive to gross margin, adjusted EBITDA margin and earnings per share on a pro forma basis in 2010. We also expect the Sturm Acquisition to be accretive to free cash flow (defined as cash flows from operating activities less capital expenditures), as Sturm generated $52 million of free cash flow for the twelve months ended December 31, 2009.

Equity Offering

In connection with the Sturm Acquisition, pursuant to a separate prospectus supplement, we intend to offer shares of our common stock in an underwritten public offering, which we refer to as the equity offering. We estimate that the total proceeds of the equity offering, before deducting the underwriting discount and estimated expenses, will be approximately $100 million. The equity offering is expected to close simultaneously with the completion of this offering. However, there can be no assurance that the equity offering will be completed or what the terms will be. The consummation of this offering of notes is not conditioned upon the consummation of the equity offering, and the consummation of the equity offering is not conditioned upon the consummation of this offering of notes.

Sources and Uses

The estimated sources and uses of the funds for the Sturm Acquisition, assuming the acquisition had closed December 31, 2009, are shown in the table below. Actual amounts will vary from estimated amounts depending on several factors, including (i) the amount of proceeds that we received from this offering of notes, (ii) the amount of net proceeds, if any, that we receive from the equity offering and (iii) changes in Sturm’s debt balances and net working capital from December 31, 2009 to the closing. In addition, there can be no assurance that the Sturm Acquisition will be consummated under the terms contemplated or at all.

Sources		Uses
(In thousands)
Credit Facility	$182,000	Sturm Equity Consideration(1)	$194,670
Senior Notes Offered Hereby	400,000	Refinancing of Existing Sturm Net Debt(2)	465,330
Equity Offering	100,000	Fees and Expenses(3)	22,000

Total Sources	$682,000	Total Uses	$682,000

(1)	Reflects the total consideration to be paid to holders of all the issued and outstanding shares of Sturm’s common stock.

(2)	Consists of $527,792 thousand of outstanding borrowings plus $3,428 thousand of accrued and unpaid interest, reduced by $65,890 thousand of existing Sturm cash.

(3)	Reflects our estimate of fees and expenses associated with the Sturm Acquisition and related financing transactions, including financing fees, advisory fees and other transaction costs. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Corporate Information

We are a Delaware corporation incorporated on January 25, 2005. Our principal executive offices are located at Two Westbrook Corporate Center Suite 1070, Westchester, IL 60154. Our telephone number is 708-483-1300. Our website address is www.treehousefoods.com. The information on or accessible through our website is not part of this prospectus supplement and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of the Notes.” As used in this section, references to the “Company” mean TreeHouse Foods, Inc. and not any of its subsidiaries.

Issuer	TreeHouse Foods, Inc.

Notes Offered	$ million aggregate principal amount of % senior unsecured notes due 20 , which we refer to in this prospectus supplement as the notes.

Maturity	The notes will mature on , 20 .

Interest	% per year.

Interest Payment Dates	Interest is payable semi-annually in arrears on and each year, commencing , 2010.

Anticipated Ratings	Moody’s Investors Service, Inc.:

Standard & Poor’s Ratings Services:

The credit ratings are made by the rating agencies and not the issuer. An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation by the rating agency or the issuer to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Guarantees	The payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed on a senior unsecured basis by Bay Valley Foods, LLC and, following the completion of the Sturm Acquisition, by Sturm. The subsidiary guarantors will represent substantially all the revenue, income and assets of our domestic subsidiaries.

Ranking	The notes will be senior unsecured obligations of the Company and will rank senior in right of payment to any of the Company’s future debt that is expressly subordinated in right of payment to the notes. The notes will rank equal in right of payment with all of the Company’s existing and future unsecured senior debt, including our credit facility and our outstanding 6.03% Senior Notes due 2013, which we refer to as the existing senior notes, and will be effectively subordinated to the Company’s secured debt to the extent of the assets securing such debt.

The guarantees will be general unsecured obligations of the guarantors and will rank senior in right of payment to any of their future debt that is expressly subordinated in right of payment to the guarantees. The guarantees will rank equal in right of payment with all existing and future unsecured debt of such guarantors that are not so subordinated and will be effectively subordinated to the guarantors’ secured debt to the extent of the assets securing such debt. The guarantees will also be structurally subordinated to all of the liabilities of any of our subsidiaries that do not guarantee the notes.

As of December 31, 2009, after giving effect to this offering and the use of proceeds therefrom, the equity offering and the use of proceeds therefrom (assuming the equity offering is completed with total proceeds, before deducting the underwriting discount and estimated expenses, of $100 million) and the consummation of the Sturm Acquisition, the Company and the guarantors would have had total unsecured debt of approximately $ million, consisting of $ of debt under the notes offered pursuant to this prospectus supplement, $100.0 million of debt under the existing senior notes, $ million of debt under our credit facility, and approximately $ million of additional unsecured debt would have been available to be borrowed under our credit facility. In the event the equity offering is not completed, as of December 31, 2009, after giving effect to this offering and the use of proceeds therefrom and the consummation of the Sturm Acquisition, the Company and the guarantors would have had total unsecured debt of approximately $ million, consisting of $ million of debt under the notes offered pursuant to this prospectus supplement, $100.0 million of debt under the existing senior notes, $ million of debt under our credit facility, and approximately $ million of additional unsecured debt would have been available to be borrowed under our credit facility. As of December 31, 2009, the notes and the guarantees would have been structurally subordinated to approximately $ million of indebtedness of the non-guarantor subsidiaries.

Optional Redemption	At any time on or after , 20 , we may redeem the notes, in whole or in part, at the redemption prices listed in “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest to the applicable redemption date. At any time prior to , 2013, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds from certain public equity offerings at the redemption price described in “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the applicable redemption date. In addition, at any time prior to , 20 , we may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the redemption date.

Repurchase at the Option of the Holders Upon Change of Control Repurchase Event	If we experience a “Change of Control” (as defined in this prospectus supplement), each holder of notes may require us, subject to certain conditions, to offer to purchase all or a part of the notes at a purchase price equal to 101% of their principal amount, plus any accrued and unpaid interest. See “Description of the Notes — Offer to Repurchase upon Change of Control.”

Certain Covenants	The indenture governing the notes, as supplemented and amended by a supplemental indenture, which we collectively refer to as the indenture, will, among other things, restrict our ability and the ability of our restricted subsidiaries, with exceptions, to among other things:

• incur additional indebtedness and issue certain preferred shares;

• make certain distributions, investments and other restricted payments;

• sell certain assets;

• agree to restrictions on the ability of restricted subsidiaries to make payments to us;

• create liens and enter into sale-leaseback transactions;

• merge, consolidate or sell substantially all of our assets; and

• enter into certain transactions with affiliates.

These covenants are subject to important exceptions and qualifications described under the heading “Description of the Notes — Certain Covenants.”

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ after deducting underwriting discounts and our estimated expenses related to the offering. We will use the net proceeds to fund a portion of the cash consideration payable in connection with the Sturm Acquisition. The consummation of this offering is conditioned on the simultaneous closing of the Sturm Acquisition and there can be no assurance that the Sturm Acquisition will be consummated. We expect that the total cash consideration payable in connection with the Sturm Acquisition will be approximately $660 million. In addition to the net proceeds from this offering, we expect to use net proceeds from the equity offering and borrowings under our credit facility to finance the Sturm Acquisition. The equity offering is expected to close simultaneously with the completion of this offering. However, there can be no assurance that the equity offering will be completed or what the terms will be. The consummation of this offering is not conditioned upon the consummation of the equity offering, and the consummation of the equity offering is not conditioned upon the consummation of this offering.

No Public Market	The notes are a series of securities for which there is currently no established trading market. The underwriters have advised us that they presently intend to make a market in the notes. However, you should be aware that they are not obligated to make a market and may discontinue their market-making activities at any time without notice. As a result, a liquid market for the notes may not be available if you try to sell your notes. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

Form	The notes will be represented by registered global securities registered in the name of the nominee of the depositary, The Depository Trust Company. Beneficial interests in the notes will be shown on, and transfers will be effected through, records maintained by The Depository Trust Company and its participants. Clearstream Banking, société anonyme and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture. The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” beginning on page S-20 of this prospectus supplement important information regarding us and an investment in the notes.

Trustee	Wells Fargo Bank, National Association.

Governing Law	New York.

Summary Historical and Pro Forma Financial Information

The following tables set forth certain historical financial information for TreeHouse and Sturm, as well as certain pro forma financial information prepared to illustrate the effect of the Sturm Acquisition.

TreeHouse Historical Financial Information

The following summary historical financial information as of and for each of the five years in the period ended December 31, 2009 has been derived from our audited consolidated financial statements and related notes. See “Where You Can Find More Information” in the accompanying prospectus for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period. For periods prior to June 27, 2005, all of the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities of our business that we describe in this report as “ours” are in fact the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities of the businesses transferred to TreeHouse by Dean Foods.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except per share data)

Operating data:
Net sales	$1,511,653	$1,500,650	$1,157,902	$939,396	$707,731
Cost of sales	1,185,283	1,208,626	917,611	738,818	560,094

Gross profit	326,370	292,024	240,291	200,578	147,637
Operating costs and expenses:
Selling and distribution	107,938	115,731	94,636	74,884	60,976
General and administrative	80,466	61,741	53,931	57,914	31,977
Management fee paid to Dean Foods	—	—	—	—	2,940
Amortization of intangibles	13,381	13,528	7,195	3,268	1,732
Other operating (income) expense, net	(6,224)	13,899	(415)	(19,842)	21,423

Total operating costs and expenses	195,561	204,899	155,347	116,224	119,048

Operating income	130,809	87,125	84,944	84,354	28,589
Other (income) expense:
Interest expense	18,430	27,614	22,036	12,985	1,223
Interest income	(45)	(107)	(112)	(665)	(7)
Loss (gain) on foreign currency exchange	(7,387)	13,040	(3,469)	—	—
Other (income) expense, net	(2,263)	7,123	(36)	—	(66)

Total other expense	8,735	47,670	18,419	12,320	1,150

Income from continuing operations, before income taxes	122,074	39,455	66,525	72,034	27,439
Income taxes	40,760	10,895	24,873	27,333	15,174

Income from continuing operations	81,314	28,560	41,652	44,701	12,265
Income (loss) from discontinued operations, net of tax	—	(336)	(30)	155	(689)

Net income	$81,314	$28,224	$41,622	$44,856	$11,576

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except per share data)

Basic earnings per common share:
Income from continuing operations	$2.54	$.91	$1.33	$1.43	$.40
Income (loss) from discontinued operations	—	(.01)	—	.01	(.02)

Net income	$2.54	$.90	$1.33	$1.44	$.38

Diluted earnings per common share:
Income from continuing operations	$2.48	$.91	$1.33	$1.42	$.39
Income (loss) from discontinued operations	—	(.01)	—	.01	(.02)

Net income	$2.48	$.90	$1.33	$1.43	$.37

Weighted average common shares:
Basic	31,982	31,341	31,203	31,158	30,905
Diluted	32,798	31,469	31,351	31,396	31,108
Other data:
Net Cash provided by (used in):
Operating activities	$104,844	$175,636	$96,402	$59,626	$51,808
Investing activities	(34,118)	(41,839)	(467,819)	(296,778)	(14,230)
Financing activities	(69,725)	(139,726)	380,699	229,157	(29,742)
Depreciation and amortization	47,343	45,854	34,986	24,651	16,941
Capital expenditures	(36,987)	(55,471)	(19,184)	(11,374)	(14,244)
Adjusted EBITDA(1)	190,787	157,672	137,641	109,315	76,498
Balance sheet data (at end of period):
Cash and cash equivalents	$4,415	$2,687	$9,230	$6	$8,001
Working capital	217,418	165,997	240,955	195,862	97,109
Total assets	1,384,428	1,355,682	1,455,958	935,623	609,697
Long-term debt	401,640	475,233	620,452	239,115	6,144
Other long-term liabilities	31,453	44,563	33,913	26,520	18,906
Total stockholders’ equity	756,229	620,131	629,309	576,249	513,355

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other non-cash and non-recurring items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance, when making decisions regarding allocation of resources, in determining incentive compensation for management and for determining earnings estimates. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding our underlying performance from period to period. These measures may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for the discussion of our use of adjusted EBITDA.

The following table sets forth an unaudited reconciliation of net income to adjusted EBITDA:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands)

Net income	$81,314	$28,224	$41,622	$44,856	$11,576
Interest expense	18,430	27,614	22,036	12,985	1,223
Interest income	(45)	(107)	(112)	(665)	(7)
Income taxes	40,760	10,895	24,873	27,333	15,174
Loss from discontinued operations, net of tax	—	336	30	(155)	689
Depreciation and amortization	47,343	45,854	34,986	24,651	16,941
Stock option expense	13,303	12,193	13,580	18,794	9,618
Gain on foreign currency hedge transaction	—	—	(3,270)	—	—
Acquisition integration and accounting adjustments	—	508	4,170	1,355	—
One time factory costs associated with inventory reduction program	—	2,500	—	—	—
Revalue license agreement and other	—	634	—	—	—
Loss on intercompany note translation	(4,929)	9,135	—	—	—
Swap mark to market	(2,104)	6,981	—	—	—
Plant shut-down costs and asset sales of closed facilities	885	12,905	(274)	1,370	9,897
Gain on curtailment of post retirement benefits plan	—	—	—	(29,409)	—
Write-down of trade names	7,600	—	—	8,200	4,669
Spin-related costs	—	—	—	—	9,711
Other operating income	—	—	—	—	(66)
Fructose settlement, Cairo facility gain, tank yard sale	—	—	—	—	(2,927)
Gain on insurance replacement of fixed assets	(13,609)	—	—	—	—
One-time acquisition costs	1,839	—	—	—	—

Adjusted EBITDA	$190,787	$157,672	$137,641	$109,315	$76,498

Sturm Historical Financial Information

The following tables set forth unaudited reconciliations of (i) Sturm’s net income to adjusted EBITDA and (ii) cash flows from operating activities to free cash flow for the twelve months ended December 31, 2009. The summary historical financial information provided below has been derived from Sturm’s unaudited consolidated financial statements for the twelve months ended December 31, 2009. Sturm’s audited consolidated financial statements as of and for the year ended March 31, 2009, and unaudited financial statements as of and for the nine months ended December 31, 2009, are incorporated in this prospectus supplement and the accompanying prospectus by reference to our Current Report on Form 8-K filed with the SEC on February 16, 2010. See “Incorporation by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

Twelve Months Ended
December 31, 2009
(Unaudited)
(In thousands)

Net income	$30,352
Income taxes	20,383
Interest expense, net	25,555
Amortization of deferred financing costs	1,220
Depreciation	9,179
Stock based compensation	1,963
Transaction costs	1,073
Management fee	1,869
Other	46

Adjusted EBITDA(1)	$91,640

Cash flows from operating activities	57,451
Capital expenditures	(5,759)

Free cash flow(2)	$51,692

(1)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other non-cash and non-recurring items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding underlying performance from period to period. This adjusted EBITDA measure may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for the discussion of our use of adjusted EBITDA.

(2)	Free cash flow represents cash flows from operating activities less capital expenditures. Management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures. This free cash flow measure may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for the discussion of our use of free cash flow.

Summary Pro Forma Financial Information

The following table sets forth our summary unaudited pro forma condensed combined financial information. The summary unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Sturm Acquisition, including related financing. The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of TreeHouse and Sturm, giving effect to the Sturm Acquisition as if it had occurred on December 31, 2009. The unaudited pro forma condensed combined income statements combine the historical income statements of TreeHouse and Sturm, giving effect to the Sturm Acquisition as if it had occurred on January 1, 2009. The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Sturm Acquisition, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the operating results of the combined company. The information below should be read in conjunction with the unaudited pro forma condensed combined financial information and the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements and:

•	the audited historical financial statements of TreeHouse, as of and for the year ended December 31, 2009, included in TreeHouse’s Annual Report on Form 10-K filed with the SEC on February 16, 2010;

•	the audited historical financial statements of Sturm as of and for the year ended March 31, 2009, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on February 16, 2010; and

•	the unaudited historical financial statements of Sturm as of and for the nine months ended December 31, 2009, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on February 16, 2010.

See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying this summary unaudited pro forma condensed combined financial information.

	Pro Forma
	Twelve Months Ended
	December 31, 2009
	(Unaudited)
	(In thousands)

Other Financial Data:
Depreciation and amortization	$70,990
Capital expenditures(1)	(42,746)
Adjusted EBITDA(2)	282,427
Interest expense(3)	53,521
Ratio of total debt to Adjusted EBITDA	3.5	x
Ratio of Adjusted EBITDA to interest expense	5.3	x
Balance Sheet Data (at period end):
Cash and cash equivalents	$4,415
Working capital(4)	242,066
Total assets	2,220,910
Total debt(5)	985,177

(1)	Reflects capital expenditures for the twelve months ended December 31, 2009 of $37.0 million for TreeHouse and $5.8 million for Sturm.

(2)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other non-cash and non-recurring items. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance. Management believes adjusted

EBITDA provides investors with helpful supplemental information regarding underlying performance from period to period. These measures may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for the discussion of our use of adjusted EBITDA.

The following table sets forth an unaudited reconciliation of pro forma net income to pro forma adjusted EBITDA:

Pro Forma
Twelve Months Ended
December 31,
2009
(Unaudited)
(In thousands)

Net income	$97,654
Income taxes	52,371
Interest expense, net	53,476
Depreciation and amortization	70,990
Stock based compensation	15,266
Acquisition costs(a)	2,912
Management fee(b)	1,869
Other	46
Tradename impairment	7,600
Gain on insurance replacement of fixed assets	(13,609)
(Gain) loss on intercompany note translation and other	(4,929)
Mark to market adjustment on interest rate swap	(2,104)
Net plant shut-down costs	885

Adjusted EBITDA	$282,427

(a) Reflects costs associated with the acquisition of Sturm
(b) Fee paid by Sturm to former stockholder for advisory and consulting services

(3)	Pro forma interest expense includes amortization of deferred financing costs on new debt of $1.1 million.

(4)	Working capital is current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term borrowings, current portion long-term obligations).

(5)	Total debt includes short-term borrowings and current maturities, and capital lease obligations.

RISK FACTORS

Investing in the notes involves risks. You should carefully consider the risk factors described below and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Some of these risk factors relate principally to our business. Other factors relate principally to the Sturm Acquisition and your investment in the notes. Before making any investment decision, you should carefully consider these risks. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. In such case, you may lose all or part of your original investment. The risks described below or incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

Risks Related to the Sturm Acquisition

We may not realize the expected benefits of the Sturm Acquisition because of integration difficulties and other challenges.

The success of the Sturm Acquisition will depend, in part, on our ability to realize the anticipated benefits from integrating Sturm’s business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of Sturm’s business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	failure to retain key customers;

•	operating risks inherent in Sturm’s business and our business;

•	the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

We may not be able to maintain the levels of revenue, earnings or operating efficiency that each of TreeHouse and Sturm had achieved or might achieve separately. In addition, we may not accomplish the integration of Sturm’s business smoothly, successfully or within the anticipated costs or timeframe.

Sturm is a privately-held company and its new obligations of being a part of a public company as a result of the acquisition may require significant resources and management attention.

Upon consummation of the Sturm Acquisition, Sturm will become a subsidiary of our consolidated company, and will need to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board. We will need to ensure that Sturm establishes and maintains effective disclosure controls as well as internal controls and procedures for financial reporting, and such compliance efforts may be costly and may divert the attention of management.

We will incur significant transaction and acquisition-related costs in connection with the Sturm Acquisition.

We will incur significant costs in connection with the Sturm Acquisition. The substantial majority of these costs will be non-recurring transaction expenses and costs. These non-recurring costs and expenses are not reflected in the pro forma financial information included in this prospectus. We may incur additional costs to maintain employee morale and to retain key employees.

Increases in interest rates will increase the cost of servicing our debt and could reduce our profitability.

As of December 31, 2009, the aggregate principal amount of our debt instruments with exposure to interest rate risk was approximately $98 million. As a result, increases in interest rates will increase the cost of servicing our financial instruments with exposure to interest rate risk and could materially reduce our profitability and cash flows. As of December 31, 2009 on a pro forma basis giving effect to the Sturm Acquisition and this note offering, each one percentage point change in interest rates would result in an approximate $6.7 million change in the annual cash interest expense before any principal payment on our financial instruments with exposure to interest rate risk. See “Unaudited Pro Forma Condensed Combined Financial Statements” for details regarding our pro forma debt balances.

We have a significant amount, and will have an additional amount following the Sturm Acquisition, of goodwill and intangible assets on our consolidated financial statements that is subject to impairment based upon future adverse changes in our business or prospects.

At December 31, 2009, the carrying values of goodwill and identifiable intangible assets on our balance sheet were $575 million and $153 million, respectively. At December 31, 2009, as a result of the Sturm Acquisition, we would have goodwill of $973 million and identifiable intangible assets of $420. We evaluate indefinite lived intangible assets and goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Indefinite lived intangible assets are impaired and goodwill impairment is indicated when their book value exceeds fair value. We have recorded trademark impairment charges in recent years, including in 2009. The value of goodwill and intangible assets from the allocation of purchase price from the Sturm Acquisition will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs or general changes in our business or industry and could require an impairment charge in the future.

The historical and unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our combined results after the Sturm Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Sturm operated as separate companies prior to the Sturm Acquisition. We have had no prior history as a combined company. The historical financial statements of Sturm may be different from those that would have resulted had Sturm been operated as part of TreeHouse or from those that may result in the future from Sturm being operated as a part of TreeHouse. The pro forma financial information, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Sturm Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Sturm’s net assets. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Sturm as of the date of the completion of the Sturm Acquisition. The pro forma financial information does not reflect future nonrecurring charges resulting from the Sturm Acquisition. The pro forma financial information does not reflect future events that may occur after the Sturm Acquisition, including the costs related to the planned integration of Sturm, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Sturm Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

We will incur substantial indebtedness in order to finance the Sturm Acquisition, which could adversely affect our business and limit our ability to plan for or respond to changes in our business.

In order to finance the Sturm Acquisition, we expect to incur additional borrowings of approximately $582 million through this offering and under our credit facility. As of December 31, 2009, on a pro forma basis after giving effect to the Sturm Acquisition and related financing transactions, our long-term debt would have been approximately $985 million. Our substantial debt obligations could have important consequences to our business. For example:

•	we may not be able to generate sufficient cash flow to meet our substantial debt service obligations;

•	we may be required to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including business development efforts, capital expenditures or strategic acquisitions;

•	we are exposed to the risk of increased interest rates because a portion of our borrowings is at variable rates of interest; and

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited, thereby placing us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our ability to make payments on and to refinance our debt obligations and to fund planned capital expenditures depends on our ability to generate cash from our future operations. This, to a certain extent, is subject to financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, if we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of our business strategy for us or prevent us from entering into transactions that would otherwise benefit our business. We may not be able to refinance our indebtedness or take such other actions, if necessary, on commercially reasonable terms, or at all.

Risks Related to the Notes

We may incur incremental borrowings under our credit facility or a new facility in order to consummate the Sturm Acquisition.

In order to finance the Sturm Acquisition, intend to offer shares of our common stock in an underwritten public offering. We estimate that the total proceeds of the equity offering, before deducting the underwriting discount and estimated expenses, will be approximately $100 million. In the event that we are unable to complete the equity offering, we may incur approximately $100 million of incremental borrowings under our credit facility or a new facility in order to finance the Sturm Acquisition. If we undertake such borrowings under our credit facility, the available borrowing capacity under our credit facility will be significantly reduced and our liquidity position will be adversely affected. Under these circumstances, the other risks associated with our substantial indebtedness will also become stronger. In addition, because our credit facility requires us to have a minimum level of available liquidity prior to undertaking acquisitions, our ability to pursue future strategic acquisition opportunities may be impaired.

The indenture governing the notes will contain, and our credit facility and the note purchase agreement governing our existing senior notes currently contain, various covenants limiting the discretion of our management in operating our business.

The indenture governing the notes, our credit facility and the note purchase agreement governing our existing senior notes limit, among other things, our ability to:

•	incur additional indebtedness or guarantee obligations;

•	repay indebtedness (including the notes) prior to stated maturities;

•	pay dividends or make certain other restricted payments;

•	make investments or acquisitions;

•	create liens or other encumbrances; and

•	transfer or sell certain assets or merge or consolidate with another entity.

These limitations may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. These limitations are subject to important exceptions as described under the caption “Description of the Notes” and in the relevant agreements.

Our credit facility requires us to maintain a leverage ratio, as defined in the credit facility, of 3.5 to 1.0. If we complete a “Permitted Acquisition,” as defined in our credit facility, our maximum leverage ratio is increased to 4.0 to 1.0 for the four fiscal quarters following completion of such acquisition, provided we also have at least $25 million of liquidity. The Sturm Acquisition qualifies as a Permitted Acquisition under our credit facility. In addition, the note purchase agreement governing our existing senior notes requires us to maintain a leverage ratio, as defined in the note purchase agreement, of 3.5 to 1.0, subject to our ability to exceed such ratio, up to 4.0 to 1.0, for a maximum of six consecutive fiscal quarters. On a pro forma basis giving effect to this offering, the equity offering and the Sturm Acquisition, we would have had a leverage ratio, as calculated in accordance with the credit facility, of approximately 3.5 to 1.0 as of December 31, 2009. See “Unaudited Pro Forma Condensed Combined Financial Statements” for details regarding our pro forma debt balances.

If we fail to comply with the various restrictions in the indenture, our credit facility, the note purchase agreement or any other subsequent financing agreements, a default may allow the creditors under the relevant agreements, in certain circumstances, to accelerate the related debt and to exercise their remedies thereunder, which will typically include the right to declare the principal amount of such debt, together with accrued and unpaid interest and other related amounts immediately due and payable, to exercise any remedies such creditors may have to foreclose on any of our assets that are subject to liens securing such debt and to terminate any commitments they had made to supply us with further funds. Moreover, any of our other debt that has a cross-default or cross-acceleration provision that would be triggered by such default or acceleration would also be subject to acceleration upon the occurrence of such default or acceleration.

Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the notes will have no control over any waivers or amendments with respect to any debt outstanding other than the debt outstanding under the indenture.

Despite our current levels of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.

We may be able to incur substantial additional debt in the future. Although our credit facility contains, the note purchase agreement governing our existing senior notes contains and the indenture governing the notes will contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. In addition, the agreements governing any additional indebtedness that we incur might subject us to additional restrictive covenants that could further affect our financial and operational flexibility. If new debt is added to our current debt levels, the substantial risks described above would become stronger.

Federal and state laws permit courts to void guarantees under certain circumstances

The notes will be guaranteed by domestic subsidiaries of ours. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or one of a guarantor’s unpaid creditors. Under these laws, a court could void the obligations under the guarantee, subordinate the guarantee of the notes to that guarantor’s other debt or take other action detrimental to holders of the notes and the guarantees of the notes, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee to delay, hinder or defraud present or future creditors;

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee;

•	was insolvent or rendered insolvent by reason of issuing the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonable small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing indebtedness, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its indebtedness as it becomes due.

We cannot be sure as to the standard that a court would use to determine whether or not a guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

Receipt of payment on the notes, as well as the enforcement of remedies under the subsidiary guarantees, may be limited in bankruptcy or in equity.

An investment in the notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If we or any of our subsidiary guarantors become a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the notes and in the exercise of enforcement remedies under the notes or the subsidiary guarantees. Provisions under the bankruptcy code or general principles of equity that could result in the impairment of your rights include the automatic stay, avoidance or preferential transfers by a trustee or a debtor-in-possession, substantive consolidation, limitations of collectability of unmatured interest or attorneys’ fees and forced restructuring of the notes.

If a bankruptcy court substantively consolidates us and our subsidiaries, the assets of each entity would be subject to the claims of creditors of all entities. This would expose you not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the “cram-down” provision of the bankruptcy code. Under this provision, the notes could be restructured over your obligations as to their general terms, primarily interest rate and maturity.

The notes and the guarantees will not be secured by any of our assets and therefore will be effectively subordinated to our future secured indebtedness.

The notes and any guarantees thereof will be general unsecured obligations ranking effectively junior in right of payment to all future secured debt of TreeHouse or the guarantor to the extent of the collateral securing such debt. The indenture governing the notes will permit the incurrence of additional debt, some of which may be secured debt. For example, the indenture governing the notes will permit us to refinance our $600 million credit facility, which terminates in August 2011, on a fully secured basis and, in certain circumstances, to refinance other unsecured debt, including the existing senior notes, on a fully secured basis. See “Description of the Notes.” In the event that TreeHouse or the guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, creditors whose debt is secured by assets of TreeHouse or the guarantor will be entitled to the remedies available to secured holders under applicable laws, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to the notes or the affected guarantees. As a result, there may be insufficient assets to pay amounts due on the notes and holders of the notes may receive less, ratably, than holders of secured indebtedness.

The notes are structurally subordinated to the existing and future liabilities of our subsidiaries that do not guarantee the notes to the extent of the assets of such non-guarantor subsidiaries.

The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes. Therefore, TreeHouse’s rights and the rights of its creditors to participate in the assets of any non-guarantor subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors. As a result, all indebtedness and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to TreeHouse in order for TreeHouse to meet its obligations with respect to the notes. To the extent that TreeHouse may be a creditor with recognized claims against any subsidiary, its claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by it. TreeHouse’s subsidiaries may incur additional indebtedness and other liabilities under the terms of the indenture governing the notes.

Our credit ratings may not reflect all risks of your investment in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. In addition, if any of our outstanding debt that is rated is downgraded, raising capital will become more difficult for us and borrowing costs under our credit facility and other future borrowings may increase. Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

We may issue additional notes.

Under the terms of the indenture that governs the notes, we may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes of a new series which will be equal in rank to the notes in all material respects so that the new notes may be consolidated and form a single series with such notes and have the same terms as to status, redemption or otherwise as such notes.

If active trading markets do not develop for the notes, you may be unable to sell your notes or to sell your notes at prices that you deem sufficient.

The notes are new issues of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market making at any time. Any such market-making will be subject to the limitations imposed by the Securities Act and the Exchange Act.

In addition, we cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interests of securities dealers in making a market for the notes; and

•	the market for similar securities.

It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects and financial performance.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, each holder of notes may require us, subject to certain conditions, to repurchase all or a part of the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The terms of our then-existing indebtedness or other agreements may require repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of the notes in certain circumstances. If we experience a Change of Control Repurchase Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to repurchase the notes as required under the Indenture governing the notes would result in a default under the Indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes — Repurchase at the Option of the Holders — Offer to Repurchase upon Change of Control.”

We may not be required, or we may not be able, to repurchase the notes upon an asset sale.

Under the terms of the indenture governing the notes, we may be required to repurchase all or a portion of the notes following an asset sale at a purchase price equal to 100% of the principal amount of the notes. However, we are only required to repurchase the notes from excess proceeds that we do not use to repay other senior debt or to acquire related businesses or assets. We can also defer the offer to you until there are excess proceeds in an amount greater than $25.0 million. In addition, certain of our other senior debt may also require us to repurchase their debt in connection with an asset sale. If this is the case, then the amount of funds available to purchase both the notes and the other senior debt may be insufficient to repurchase all notes and other senior debt.

The change of control put right may not be enforceable.

In a recent decision, the Chancery Court of Delaware raised the possibility that a change of control put right occurring as a result of a failure to have “continuing directors” comprising a majority of a board of directors might be unenforceable on public policy grounds. Therefore, you may not be entitled to receive this protection under the indenture.

We may pursue acquisitions, dispositions, investments, dividends, share repurchases and/or other corporate transactions that we believe will maximize equity returns of our shareholders but may involve risks to holders of the notes.

From time to time, we consider opportunities for acquisitions of businesses (such as the Sturm Acquisition), product lines or other assets and other strategic transactions. These transactions may involve risks, such as risks of integration of acquired businesses. See “— Risks Related to the Sturm Acquisition — We may not realize the expected benefits of the Sturm Acquisition because of integration difficulties and other challenges.” In addition, if our business performs according to our financial plan, the indenture governing the notes will allow us substantial flexibility to pay dividends on, or make significant repurchases of, our common stock. See “Description of Notes — Certain Covenants — Restricted Payments.” These transactions will be subject to the discretion of our board of directors. There can be no assurance that we will effect any of these transactions, but, if we do, risks to the holders of the notes may be increased, possibly materially.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $      after deducting underwriting discounts and our estimated expenses related to the offering. The net proceeds will be used to fund a portion of the cash consideration payable in connection with the Sturm Acquisition and related fees and expenses. The consummation of this offering is conditioned on the simultaneous closing of the Sturm Acquisition, and there can be no assurance that the Sturm Acquisition will be consummated.

We expect that the total cash consideration payable in connection with the Sturm Acquisition will be approximately $660 million. In addition to the net proceeds from this offering, we expect to use proceeds from the equity offering and borrowings under our credit facility to finance the Sturm Acquisition. As of December 31, 2009, we had cash and cash equivalents of $4.4 million and $293 million of available borrowings under our credit facility. If the equity offering is not completed, we may use our credit facility and cash on hand to partially fund the portion of the cash consideration represented by the anticipated proceeds from the equity offering.

CAPITALIZATION

The below table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2009:

•	on an actual basis,

•	on an as adjusted basis after giving effect to (i) our estimated net proceeds from this offering of notes, (ii) our borrowing of an estimated $282 million under our existing credit facility or a new credit facility (in the event that the equity offering is not completed), (iii) the repayment of an estimated $531 million of Sturm’s existing indebtedness and (iv) consummation of the Sturm Acquisition as if it had occurred on December 31, 2009 and

•	on an as adjusted basis after giving effect to (i) our estimated net proceeds from this offering of notes, (ii) our estimated net proceeds from the equity offering, (iii) our borrowing of an estimated $182 million under our credit facility, (iv) the repayment of an estimated $531 million of Sturm’s existing indebtedness and (v) consummation of the Sturm Acquisition as if it had occurred on December 31, 2009.

The actual sources and uses of the funds for the Sturm Acquisition will vary from estimated amounts depending on several factors, including (i) the amount of proceeds that we receive from this offering of notes, (ii) the amount of proceeds, if any, that we receive from the equity offering and (iii) changes in Sturm’s debt balances and net working capital from December 31, 2009 to the closing. You should read this table in conjunction with “Use of Proceeds,” “Summary Historical and Pro Forma Financial Information” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At December 31, 2009
			Pro Forma
			as Adjusted
		Pro Forma	For Sturm
		as Adjusted	Acquisition
		For Sturm	and Equity
	Actual	Acquisition	Offering

Cash and cash equivalents	$4,415	$4,415	$4,415

Long-term debt	402,546	1,080,427	985,177

Shareholders’ equity:
Common stock, $0.01 par value	320	320	347
Additional paid in capital	587,598	587,598	682,821
Retained earnings	195,262	187,012	187,012
Accumulated other comprehensive loss	(26,951)	(26,951)	(26,951)

Total shareholders’ equity	756,229	747,979	843,229

Total capitalization	$1,158,775	$1,828,406	$1,828,406

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 20, 2009, we entered into a definitive Stock Purchase Agreement to acquire Sturm Foods, Inc., a privately-owned company majority owned by an affiliate of HM Capital Partners, pursuant to which TreeHouse will acquire all of the issued and outstanding capital stock of Sturm for aggregate consideration of $660 million in cash, subject to adjustments for working capital and other items, payable upon the closing of the Sturm Acquisition. Consummation of the Sturm Acquisition is subject to customary closing conditions. The consummation of this offering of notes is conditioned upon the closing of the Sturm Acquisition.

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Sturm Acquisition, including related financing. The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of TreeHouse and Sturm, giving effect to the Sturm Acquisition as if it had occurred on December 31, 2009. The unaudited pro forma condensed combined income statements combine the historical income statements of TreeHouse and Sturm, giving effect to the Sturm Acquisition as if it had occurred on January 1, 2009. The historical financial information has been adjusted to give effect to matters that are (i) directly attributable to the Sturm Acquisition, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the operating results of the combined company. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements and:

•	the audited historical financial statements of TreeHouse, as of and for the year ended December 31, 2009, included in TreeHouse’s Annual Report on Form 10-K filed with the SEC on February 16, 2010;

•	the audited historical financial statements of Sturm as of and for the year ended March 31, 2009, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on February 16, 2010; and

•	the unaudited historical financial statements of Sturm as of and for the nine months ended December 31, 2009, included in TreeHouse’s Current Report on Form 8-K filed with the SEC on February 16, 2010.

The unaudited pro forma condensed combined financial information has been prepared using the purchase method of accounting, with TreeHouse treated as the acquiror. The unaudited pro forma condensed combined financial information will differ from our final acquisition accounting for a number of reasons, including the fact that our estimates of fair value are preliminary and subject to change when our formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final acquisition accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It has been prepared in accordance with the regulations of the SEC and is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Sturm Acquisition at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined income statement does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items, including restructuring liabilities, directly related to the Sturm Acquisition.

TreeHouse Foods, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
as of December 31, 2009
(In thousands)

					Post Debt
					Financing
	As Reported		Acquisition and		Pro Forma			Pro Forma
	TreeHouse	Sturm	Debt		TreeHouse	Equity		TreeHouse
	Foods,Inc.	Foods	Financing		Foods,Inc.	Financing		Foods, Inc.
	December 31,	December 31,	Pro Forma		December 31,	Pro Forma		December 31,
	2009	2009	Adjustments		2009	Adjustments		2009

Assets
Current Assets:
Cash and cash equivalents	$4,415	$65,890	$(65,890)	4	$4,415	$—		$4,415
Receivables, net of allowances	86,557	31,431	—		117,988	—		117,988
Inventories, net	264,933	43,836	3,200	2	311,969	—		311,969
Deferred income taxes	3,397	686	—		4,083	—		4,083
Assets held for sale	4,081	—	—		4,081	—		4,081
Prepaid expenses and other current assets	7,269	870	—		8,139	—		8,139

Total current assets	370,652	142,713	(62,690)		450,675	—		450,675
Property, plant and equipment, net	276,033	70,796	11,644	2	358,473	—		358,473
Goodwill	575,007	—	398,019	2	973,026	—		973,026
Identifiable intangible and other assets, net	162,736	17,634	9,000	5	438,736	—		438,736
			267,000	2
			(17,634)	4

Total assets	$1,384,428	$231,143	$605,339		$2,220,910	$—		$2,220,910

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$148,819	$58,803	$(3,428)	4	$204,194	$—		$204,194
Current portion of long-term debt	906	4,079	(3,900)	4	1,085	—		1,085

Total current liabilities	149,725	62,882	(7,328)		205,279	—		205,279
Long-term debt	401,640	523,713	400,000	5	1,079,342	(95,250)	6	984,092
			260,000	5
			9,000	5
			8,250	9
			(523,261)	4
Deferred income taxes	45,381	6,474	104,205	2	156,060	—		156,060
Other long-term liabilities	31,453	797	—		32,250	—		32,250

Total liabilities	628,199	593,866	250,866		1,472,931	(95,250)		1,377,681
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—		—	—		—
Common stock	320	2,309	(2,309)	4	320	27	6	347
Additional paid in capital	587,598	22,711	(22,711)	4	587,598	99,973	6	682,821
						(4,750)	6
Retained earnings (deficit)	195,262	(388,007)	388,007	4	187,012	—		187,012
			(8,250)	9
Accumulated other comprehensive loss	(26,951)	264	(264)	4	(26,951)	—		(26,951)

Total stockholders’ equity	756,229	(362,723)	354,473		747,979	95,250		843,229

Total liabilities and stockholders’ equity	$1,384,428	$231,143	$605,339		$2,220,910	$—		$2,220,910

See notes to unaudited pro forma condensed combined financial statements

TreeHouse Foods, Inc.
Unaudited Pro Forma Condensed Combined Income Statement
for the Year Ended December 31, 2009
(In thousands except per share data)

					Post Debt
	As Reported				Financing			Pro Forma
	TreeHouse	Sturm Foods	Acquisition and		Pro Forma			TreeHouse
	Foods, Inc.	Twelve Months	Debt		TreeHouse	Equity		Foods, Inc.
	Year Ended	Ended	Financing		Foods, Inc.	Financing		Year Ended
	December 31,	December 31,	Pro Forma		December 31,	Pro Forma		December 31,
	2009	2009	Adjustments		2009	Adjustments		2009

Net Sales	$1,511,653	$343,411	$(1,608)	7	$1,853,456	$—		$1,853,456
Cost of Sales	1,185,283	236,532	(1,608)	7	1,421,176			1,421,176
			10,148	2
			(9,179)	4	—

Gross Profit	326,370	106,879	(969)		432,280	—		432,280
Operating Expenses:
Selling and distribution	107,938	12,190	—		120,128	—		120,128
General and administrative	80,466	16,005	—		96,471	—		96,471
Amortization expense	13,381	—	13,500	2	26,881	—		26,881
Other operating (income) expense, net	(6,224)	1,073	—		(5,151)	—		(5,151)

Total operating expenses	195,561	29,268	13,500		238,329	—		238,329

Operating income	130,809	77,611	(14,469)		193,951	—		193,951
Other (income) expense:
Interest expense	18,430	25,555	(25,555)	4	54,755	(1,234)	6	53,521
			36,325	8
Interest income	(45)	—	—		(45)	—		(45)
(Gain) loss on foreign exchange	(7,387)	—	—		(7,387)	—		(7,387)
Other (income) expense, net	(2,263)	1,321	(1,220)	4	(2,162)	—		(2,162)

Total other expense	8,735	26,876	9,550		45,161	(1,234)		43,927

Income from continuing operations, before income taxes	122,074	50,735	(24,019)		148,790	1,234		150,024
Income taxes	40,760	20,383	(9,247)	10	51,896	475	6	52,371

Net income	$81,314	$30,352	$(14,771)		$96,895	$759		$97,654

						—
Weighted average common shares:
Basic	31,982				31,982	2,703		34,685
Diluted	32,798				32,798	2,703		35,501
Basic earnings per share	$2.54				$3.03			$2.82
Diluted earnings per share	$2.48				$2.95			$2.75

See notes to unaudited pro forma condensed combined financial statements

TreeHouse Foods, Inc.
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
(In thousands)

Note 1 —	Basis of Presentation

The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of TreeHouse as of December 31, 2009 and Sturm as of December 31, 2009. The unaudited pro forma condensed combined statement of income was prepared using the historical statements of income of TreeHouse for the 12 months ended December 31, 2009 and of Sturm for the 12 months ended December 31, 2009.

The unaudited pro forma combined financial information was prepared using the purchase method of accounting. Based on the terms of the Stock Purchase Agreement, TreeHouse is treated as the acquirer of Sturm. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the Sturm Acquisition. The purchase price has been allocated in the unaudited pro forma condensed combined balance sheet, based on management’s preliminary estimate of their respective values. Definitive allocations will be performed and finalized based upon certain valuation and other studies that will be performed by TreeHouse with the services of outside valuation specialists after the closing. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the Sturm Acquisition. For example, if the value of the finite-lived intangible assets increased by 10%, annual pro forma operating income would decrease by approximately $13,842.

Note 2 —	Preliminary Purchase Price Allocation

The purchase price for the Sturm Acquisition is $660 million, payable at closing. The purchase price of $660 million has been allocated to the assets acquired and the liabilities assumed as follows:

(In thousands)

Accounts Receivable	$31,431
Inventory	47,036
Other Current Assets	1,556
Property, Plant and Equipment	82,440
Identifiable Intangible Assets	267,000
Goodwill	398,020

Total Assets Acquired	827,483
Accounts Payable	(38,971)
Other Current Liabilities	(16,583)
Other Long-term Liabilities	(1,250)
Deferred Income Taxes	(110,679)

Total Liabilities Assumed	(167,483)

Total Purchase Price	$660,000

For the purpose of preparing the unaudited pro forma condensed combined financial information, certain of the assets acquired and liabilities assumed have been measured at their estimated fair values as of December 31, 2009. A final determination of fair values will be based on the actual assets and liabilities that will exist on the date of the closing of the Sturm Acquisition and on our formal valuation and other studies when they are finalized. Accordingly, the fair values of the assets and liabilities included in the table above are preliminary and subject to change pending additional information that may become known. An increase in the fair value of inventory, property, plant and equipment, or any identifiable intangible assets will reduce the amount of goodwill in the unaudited pro forma condensed combined financial information, and may result in increased depreciation, and or amortization expense.

Of the $267,000 of acquired intangible assets, $250,000 was assigned to Customer Relationships with an estimated economic life of 20 years, $12,000 to Trademarks with an indefinite life, and $5,000 to formulas/recipes with an estimated economic life of 5 years. The determination of fair value for these assets was primarily based upon expected discounted cash flows. The determination of useful life was based upon historical acquisition experience, economic factors, and future cash flows of the combined company. The estimated annual amortization expense for these acquired intangible assets is approximately $13,500, using straight line amortization, and has been included in the unaudited pro forma condensed combined statement of income for the 12 months ended December 31, 2009.

Inventories reflect an adjustment of $3,200 to record the inventory at its estimated fair value. This amount is recorded in the December 31, 2009 unaudited pro forma condensed combined balance sheet. The increased inventory will temporarily impact our cost of sales after closing and therefore it is considered non-recurring and is not included in the unaudited pro forma condensed combined statement of income for the 12 months ended December 31, 2009.

Property, plant and equipment reflect an adjustment of $11,644 to record the property, plant and equipment at estimated fair market value. Total depreciation expense on the revalued property, plant, and equipment is estimated to be approximately $10,148.

A preliminary deferred tax adjustment of $104,205 has been recognized in accordance with accounting for income taxes. The amount primarily relates to $98,175 recognized as part of the identifiable intangible assets, plus $6,030 relating to the tax effect on difference between the values assigned and the estimated tax basis of assets and liabilities acquired.

Note 3 —	Pro Forma Adjustments

The pro forma adjustments give effect to the Sturm Acquisition under the purchase method of accounting, borrowings under the TreeHouse credit facility, borrowings through the issuance of senor unsecured notes, the repayment of Sturm’s exiting indebtedness, the proposed offering of $100,000 in shares of TreeHouse common stock, and the payment of fees and expenses relating to these transactions.

Note 4 —	Elimination of Historical Balances

These adjustments reflect the elimination of the Sturm’s identifiable intangible assets, debt (excluding capital leases), equity and accrued interest as of December 31, 2009 for the purpose of presenting a pro forma balance sheet assuming the Sturm Acquisition had occurred on December 31, 2009. Also eliminated are Sturm’s historical interest expense, depreciation expense and amortization of debt issue costs. According to the terms of the Stock Purchase Agreement, Sturm’s cash balances will remain with the sellers. Accordingly, we have eliminated Sturm’s cash balances as of December 31, 2009.

Note 5 —	Debt Financing

These adjustments display the expected debt financing required to fund the Sturm Acquisition and related transaction costs. These adjustments are contingent upon the closing of the Sturm Acquisition and therefore may not occur in the event the Sturm Acquisition is not consummated. For purposes of these unaudited pro forma condensed combined financial statements, we anticipate that we will complete a debt financing at the time the Sturm Acquisition closes. The debt financing is as follows:

•	senior unsecured notes payable estimated to be due 2018 totaling approximately $400,000 with an estimated interest rate of approximately 7.50%.

•	a borrowing under our credit facility of approximately $182,000 at an estimated interest rate of approximately 1.23%.

We expect to incur approximately $9,000 of financing fees associated with the notes, which will be deferred and amortized over eight years, consistent with the estimated maturity of the debt. These fees will be funded through the use of our credit facility.

We expect to undertake a borrowing under our credit facility to fund the remaining balance of the purchase price (taking into account the proposed equity offering), which is expected to be approximately $160,000. We also expect to use our credit facility to fund our acquisition costs, which we expect to be approximately $22,000, of which includes $9,000 for debt issuance, $8,250 in other transaction fees that will be expensed, and $4,750 of stock issuance costs in connection with the equity offering. Total expected additional borrowings under our credit facility related to the Sturm Acquisition are expected to be $182,000.

In the event TreeHouse is unable to complete the equity offering to fund the acquisition as described in Note 6, we have included additional borrowings of $100,000 in the long-term debt line. These additional borrowings are offset through the issuance of equity as described in Note 6.

Note 6 —	Equity Financing

We intend to issue approximately $100,000 in common stock in a public offering (net of underwriting fees of approximately $4,750) to fund a portion of the purchase price. Shares to be issued of 2,703 were calculated using an estimated price of $37 per share. If the price of TreeHouse’s common stock increases or decreases by $1 per share, the number of shares required to be issued would decrease by 71 shares or increase by 75 shares, respectively. The net proceeds have been presented as a reduction to the long-term debt line. The interest on the additional borrowings, and related tax, has also been eliminated.

Note 7 —	Statement of Income Adjustments

This adjustment eliminates the sales from TreeHouse to Sturm together with Sturm’s cost of sales for purchases.

Note 8 —	Statement of Income Adjustments to Reflect Financing

The adjustment reflects interest expense relating to approximately $400,000 of debt issued to fund the Sturm Acquisition as further described in Note 3. This expense includes approximately $1,125 over the next 12 months of amortization expense relating to deferred financing fees expected to be incurred at the time of closing. Also included in this amount is additional interest incurred in connection with the expected borrowing of $282,000 under our credit facility (assuming there is no equity offering). Total expected interest is $36,325 (includes $1,125 of amortization for deferred financing fees), of which $30,000 relates to the $400,000 issuance of notes.

The actual rates of interest can change from those that are assumed in Note 3. If the actual rates that are incurred when the notes are issued were to increase or decrease by 0.25% from the rates we have assumed in estimating the pro forma interest adjustment, pro forma interest expense could increase or decrease by approximately $1,000 per year. Likewise, if our interest rate on our credit facility borrowings were to increase by 1% from 1.23%, pro forma interest could increase by approximately $4,800 per year (considering the equity offering).

Note 9 —	Non-Recurring Acquisition Expenses

We expect to incur additional transaction costs, including financial and legal advisory fees of approximately $8,250 through the closing of the Sturm Acquisition. The total of these costs has been recorded as additional borrowings under our credit facility and a reduction to retained earnings of $8,250 on the unaudited pro forma condensed combined balance sheet. These costs are excluded from the unaudited pro forma condensed combined statement of income for the 12 months ended December 31, 2009, as they are considered non-recurring.

Note 10 —	Tax Adjustments

For purposes of these unaudited pro forma condensed combined financial statements, we used a rate of 38.5%. This rate is an estimate and does not take into account any possible future tax events that may occur for the combined company.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

We had approximately $403 million of outstanding indebtedness as of December 31, 2009, including approximately $298 million under our $600 million revolving credit facility, which matures on August 31, 2011, and $100 million in our outstanding 6.03% senior notes due 2013.

Revolving Credit Facility

In June 2005, we entered into a $500 million revolving credit facility with a group of participating financial institutions. All of our obligations under the revolving credit facility are fully and unconditionally guaranteed by Bay Valley Foods, LLC. In August 2007, we amended the credit agreement to, among other things, reduce the available liquidity requirement with respect to permitted acquisitions and reduce the required consolidated interest coverage ratio at the end of each fiscal quarter. We also increased the aggregate commitments under the revolving credit facility from $500 million to $600 million. The credit facility provides for a $75 million letter of credit sublimit, against which $8.8 million have been issued but undrawn as of December 31, 2009. Proceeds from the credit facility may be used for working capital and general corporate purposes, including acquisition financing. The credit facility terminates on August 31, 2011.

Interest is payable quarterly or at the end of the applicable interest period in arrears on any outstanding borrowings at a customary Eurodollar rate plus the applicable margin, or at a customary base rate. The underlying rate is defined as the rate equal to the British Bankers Association LIBOR rate for eurodollar rate loans, or the higher of the prime lending rate of the administrative agent or federal funds rate plus 0.5% for base rate committed loans. The applicable margin for eurodollar loans is based on our consolidated leverage ratio and ranges from 0.295% to 0.90%. In addition, a facility fee based on our consolidated leverage ratio and ranging from 0.08% to 0.225% is due quarterly on the aggregate commitment under the credit facility. We have entered into an interest rate swap agreement with respect to $200 million in floating rate debt under the credit facility, which results in our total borrowing cost on this debt being no more than 3.8% until the swap agreement terminates in November 2010. Our average interest rate on debt outstanding under our credit facility at December 31, 2009 was 0.91%.

Our credit facility contains various financial and other restrictive covenants and requires that we maintain leverage and interest coverage ratios. We are in compliance with our financial covenants as of December 31, 2009. Our credit facility requires us to maintain a leverage ratio, as defined in the credit facility, of 3.5 to 1.0, subject to our ability to exceed such ratio, up to 4.0 to 1.0, for a period of four fiscal quarters following the completion of a permitted acquisition (as defined in our credit facility). Our credit facility also contains limitations on liens, investments, the incurrence of subsidiary indebtedness, mergers, dispositions of assets, acquisitions, material lines of business and transactions with affiliates. The credit facility restricts certain payments, including dividends, and prohibits certain agreements restricting the ability of our subsidiaries to make certain payments or to guarantee our obligations under the credit facility. The credit facility contains standard default triggers, including without limitation failure to pay principal, interest or other amounts due and payable, failure to maintain compliance with the financial and other covenants contained in the credit agreement, default on certain of our other debt, the existence of bankruptcy or insolvency proceedings and a change of control.

6.03% Senior Notes

In September 2006, we completed a private placement of $100 million in aggregate principal of 6.03% senior notes due 2013, pursuant to a note purchase agreement with a group of purchasers. In this prospectus supplement, we refer to these senior notes as our “existing notes.” All of our obligations under the existing notes are fully and unconditionally guaranteed by Bay Valley Foods, LLC. The net proceeds of the existing note offering were used to repay outstanding indebtedness under our credit facility. We must pay interest semi-annually in arrears on March 31 and September 30 of each year. The existing notes mature on September 30, 2013.

The note purchase agreement contains covenants that limit our ability to, among other things, merge with other entities, change the nature of our business, create liens, incur additional subsidiary indebtedness or sell assets. The note purchase agreement also requires us to maintain certain financial ratios. The maximum permitted leverage ratio is 3.5 to 1.0, subject to our ability to exceed such ratio, up to 4.0 to 1.0, for a maximum of six consecutive fiscal quarters. As of December 31, 2007, we exceeded a leverage ratio of 3.5 to 1.0, requiring an additional interest payment of 1.0% per annum in 2008. Our leverage ratio was under 3.5 to 1.0 at December 31, 2008 and, therefore, we did not pay additional interest in 2009. We are in compliance with the applicable covenants as of December 31, 2009. The events of default under the note purchase agreement include, but are not limited to failure to pay principal or interest, breach of the covenants or warranties, any payment default or acceleration of indebtedness exceeding $25 million and events of bankruptcy, insolvency or liquidation.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the caption “—Certain Definitions.” In this description, the words “Company,” “Issuer,” “TreeHouse,” “us,” “we” and “our” refer only to TreeHouse Foods, Inc. and not to any of its Subsidiaries.

The Notes will be issued under a base indenture (the “Base Indenture”) and supplemental indenture (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), each to be dated as of the Issue Date, among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture has been filed as an exhibit to the registration statement of which this prospectus supplement is a part.

A registered holder of a Note (each, a “Holder”) will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

These Notes will be:

•	general unsecured obligations of the Company;

•	pari passu in right of payment with all of the Company’s existing and future unsecured, unsubordinated Indebtedness, including the Credit Agreement and the Existing Senior Notes;

•	senior in right of payment to any of the Company’s future Indebtedness that is, by its terms, expressly subordinated in right of payment to the Notes;

•	structurally subordinated to all liabilities of the Company’s Subsidiaries that are not Guarantors;

•	effectively subordinated to all of the Company’s existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness; and

•	will be unconditionally guaranteed by the Guarantors.

The Subsidiary Guarantees

As of the Issue Date, the Notes will be guaranteed by all of the Domestic Subsidiaries of the Company, other than the Excluded Subsidiaries.

The Subsidiary Guarantees of the Notes will be:

•	general unsecured obligations of each Guarantor;

•	pari passu in right of payment with all existing and future unsecured, unsubordinated Indebtedness of each Guarantor, including each Guarantor’s guarantee of the Credit Agreement and the Existing Senior Notes;

•	senior in right of payment with all existing and future Indebtedness of each Guarantor that is, by its terms, expressly subordinated in right of payment to the Subsidiary Guarantee of such Guarantor; and

•	effectively subordinated to each Guarantor’s existing and future secured Indebtedness to the extent of the value of the assets securing such Indebtedness.

The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment for distribution under its Subsidiary Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor. See “Risk Factors—Risks Related to the Notes—Federal and state laws permit courts to void the guarantees under certain circumstances.”

As of December 31, 2009, after giving effect to this offering and the use of proceeds therefrom and the other Transactions, the Company and the Guarantors would have had total secured Indebtedness of approximately $      million (excluding letters of credit of $      million). The Indenture permits us and the Guarantors to incur additional Indebtedness, including secured Indebtedness. As of the date hereof, all of our Subsidiaries, including our Foreign Subsidiaries and Excluded Subsidiaries, are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Restricted Payments,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the Indenture and will not guarantee these Notes. As of the Issue Date, all of our Subsidiaries, except for our Foreign Subsidiaries and Excluded Subsidiaries, will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of December 31, 2009, the non-guarantor Subsidiaries had total Indebtedness of approximately $      million. The non-guarantor Subsidiaries generated approximately    % of our total net sales and    % of our consolidated operating income for the fiscal year ended December 31, 2009 and held approximately    % of our consolidated assets as of December 31, 2009.

The Subsidiary Guarantee of a Guarantor will be released:

(1) upon any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), in accordance with the Indenture, to any Person who is not (either before or after giving effect to the transaction) the Company or any Restricted Subsidiary;

(2) if such Guarantor merges with and into the Company, with the Company surviving such merger;

(3) if such Guarantor is designated an Unrestricted Subsidiary in accordance with the Indenture or otherwise ceases to be a Restricted Subsidiary (including by way of liquidation or dissolution) in a transaction permitted by the Indenture;

(4) if we exercise our Legal Defeasance option or Covenant Defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture as described under “—Satisfaction and Discharge;” or

(5) if such Guarantor ceases to be a Wholly Owned Restricted Subsidiary and such Guarantor is not otherwise required to provide a Subsidiary Guarantee of the Notes pursuant to the provisions described under “—Certain Covenants—Additional Subsidiary Guarantees.”

Principal, Maturity and Interest

The Company will issue an aggregate principal amount of $      million of Notes in this offering pursuant to the Supplemental Indenture. The Notes are a series of senior debt securities that the Company may issue under the Base Indenture. The Base Indenture does not limit the maximum aggregate principal amount of Notes or other debt securities that the Company may issue thereunder. From time to time after this offering, the Company may issue additional Notes (the “Additional Notes”) having identical terms and conditions as the Notes being issued in this offering except for issue date, issue price and first interest payment date. The Notes and any Additional Notes subsequently issued would be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments, redemption and offers to purchase. Any offering of Additional Notes under the Indenture is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on          , 20 .

Interest on the Notes will accrue at the rate of     % per annum from the Issue Date. Interest is payable semi-annually in arrears on           and          , commencing on          , 2010. The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding           and          .

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will make, or cause to be made, all principal, premium and interest payments on the Notes owned by such Holder in accordance with those instructions. All other payments on these Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their respective addresses set forth in the register of Holders.

We will pay principal of, premium, if any, and interest on, the Notes in global form registered in the name of The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Notes.

Paying Agent and Registrar for the Notes

The Trustee is currently the Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders of the Notes, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Optional Redemption

On or after          , 20  , we may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount of the Notes) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on of the years indicated below:

Redemption Year	Price

20		%
20		%
20 and thereafter	100.000%

Prior to 2013, we may, at our option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of    % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1) at least 65% of the aggregate principal amount of the Notes issued under the Indenture remains outstanding after each such redemption; and

(2) the redemption occurs within 120 days after the closing of such Equity Offering.

In addition, at any time prior to          , 20  , we may, at our option, on any one or more occasions redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium plus accrued and unpaid interest, if any, to the redemption date.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at          , 20  (such redemption price being set forth in the table above) plus (2) all required interest payments due on such Note (excluding accrued and unpaid interest to such redemption date) through          , 20 , computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to          , 20  ; provided, however, that if the period from the redemption date to          , 20  is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to          , 20 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

If an optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

Selection and Notice of Redemption

If less than all of the Notes are to be redeemed at any time and the Notes are not in global form, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis subject to adjustment for minimum denominations.

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

We are not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Repurchase at the Option of the Holders

Offer to Repurchase upon Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof) of that Holder’s Notes pursuant to the “Change of Control Offer.” In the Change of Control Offer, the Company will offer a “Change of Control Payment” in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest. Within 30 days following any Change of Control, the Company will mail a notice to each Holder with a copy to the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the “Change of Control Payment Date” specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. A Change of Control may constitute an event of default under the terms of the Credit Agreement and may also require an offer to repurchase the Existing Senior Notes. Future Indebtedness of the Company may contain prohibitions on certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. In addition, we cannot assure you that in the event of a Change of Control the Company will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness which may prohibit the offer.

The Company will not be required to make a Change of Control Offer if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) a notice of redemption has been given prior to the Change of Control pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control and conditioned upon the consummation of such Change of Control, if a definitive agreement with respect to the Change of Control is in place at the time the Change of Control Offer is made.

The definition of “Change of Control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Offer to Repurchase by Application of Excess Proceeds of Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of, as approved in good faith by the Company’s Board of Directors; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision only (and specifically not for the purposes of the definition of “Net Proceeds”), each of the following shall be deemed to be cash:

(i) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets;

(ii) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that within 180 days are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion);

(iii) the fair market value of (x) any assets (other than securities or current assets) received by the Company or any Restricted Subsidiary that will be used or useful in a Related Business, (y) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Related Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Equity Interests by the Company or the applicable Restricted Subsidiary or (z) a combination of (x) and (y); provided that the determination of the fair market value of assets or Equity Interests in excess of $25.0 million received in any transaction or series of related transactions shall be evidenced by an officers’ certificate delivered to the Trustee; and

(iv) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (iv) since the Issue Date that is at the time outstanding, not to exceed 5.0% of Consolidated Tangible Assets at the time of receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within a period of 360 days (commencing after the Issue Date) after the receipt of any Net Proceeds of any Asset Sale (provided that if during such 360-day period after the receipt of any such Net Proceeds, the Company (or the applicable Restricted Subsidiary) enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (B) or (D) of this paragraph after such 360th day, such 360-day period will be extended with respect to the amount of Net Proceeds so committed for a period not to exceed 180 days until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement)), the Company or such Restricted Subsidiary, at its option, may apply an amount equal to the Net Proceeds from such Asset Sale:

(A) to repay, prepay, redeem or repurchase Indebtedness (other than securities) under Credit Facilities and, if such Indebtedness is revolving credit Indebtedness, effect a permanent reduction in the availability under such revolving credit facility (or effect a permanent reduction in the availability under such revolving credit facility regardless of the fact that no prepayment is required in order to do so (in which case no prepayment shall be required));

(B) to acquire Equity Interests in a Person that is engaged in a Related Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Equity Interests by the Company or the applicable Restricted Subsidiary;

(C) to make capital expenditures in a Related Business;

(D) to acquire other assets (other than securities or current assets) that will be used or useful in a Related Business; or

(E) a combination of prepayments and investments permitted by the foregoing clauses (A), (B), (C) and (D).

Pending the final application of such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce borrowings under the Credit Facilities or any other revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. Subject to the last sentence of the following paragraph, on the 361st day (as extended pursuant to the provisions in the preceding paragraph) after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Proceeds relating to such Asset Sale as set forth in clause (A), (B), (C), (D) or (E) of the second preceding sentence (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (A), (B), (C), (D) or (E) of the second preceding sentence (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and, if required by the terms of any other Indebtedness of the Company ranking pari passu with the Notes in right of payment and which has similar provisions requiring the Company either to make an offer to repurchase or to otherwise repurchase, redeem or repay such Indebtedness with the proceeds from Asset Sales (the “Pari Passu Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis (in proportion to the respective principal amounts or accreted value, as the case may be, of the Notes and any such Pari Passu Indebtedness) an aggregate principal amount of Notes (plus, if applicable, an aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount. The offer price in any Net Proceeds Offer shall be equal to 100% of the principal amount of the Notes (or 100% of the principal amount or accreted value, as the case may be, of such Pari Passu Indebtedness), plus accrued and unpaid interest thereon, if any, to the Net Proceeds Offer Payment Date.

Notwithstanding the foregoing, if at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $35.0 million resulting from one or more Asset Sales (at which time the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $35.0 million, shall be applied as required pursuant to this paragraph, and in which case the Net Proceeds Offer Trigger Date shall be deemed to be the earliest date that the Net Proceeds Offer Amount is equal to or in excess of $35.0 million).

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in denominations of $2,000 or integral multiples of $1,000 in excess thereof in exchange for cash. To the extent that the aggregate principal amount of Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) validly tendered by the Holders thereof and not withdrawn exceeds the Net Proceeds Offer Amount, Notes of tendering Holders (and, if applicable, Pari Passu Indebtedness tendered by the holders thereof) will be purchased on a pro rata basis (based on the principal amount of the Notes and, if applicable, the principal amount or accreted value, as the case may be, of any such Pari Passu Indebtedness tendered and not withdrawn). To the extent that the aggregate amount of the Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of any Pari Passu Indebtedness) tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by applicable law.

The Company or the applicable Restricted Subsidiary, as the case may be, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company or such Restricted Subsidiary shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Certain Covenants

Covenant Suspension

If on any date following the Issue Date the Notes have an Investment Grade Rating from both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture, then beginning on that day and subject to the provisions of the following paragraph, the provisions specifically listed under the following captions in this prospectus supplement will be suspended:

•	“—Repurchase at the Option of the Holders—Offer to Repurchase by Application of Excess Proceeds of Asset Sales,”

•	“—Restricted Payments,”

•	“—Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“—Limitations on Layering Indebtedness,”

•	clause (3) of “—Certain Covenants—Merger, Consolidation or Sale of Assets,”

•	“—Dividend and Other Payment Restrictions Affecting Subsidiaries” and

•	“—Transactions with Affiliates”

(collectively, the “Suspended Covenants”). The period during which covenants are suspended pursuant to this section is called the “Suspension Period.” The Company will notify the Trustee of the continuance and termination of any Suspension Period.

In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the second preceding sentence and, subsequently, one of the Rating Agencies withdraws its ratings or downgrades the rating assigned to the Notes so that the Notes no longer have Investment Grade Ratings from both Rating Agencies or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will from such time and thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under the caption “—Restricted Payments” and “—Incurrence of Indebtedness and Issuance of Preferred Stock” as though such covenant had been in effect during the entire period of time from the Issue Date. Notwithstanding the foregoing and any other provision of the Indenture, the Notes or the Subsidiary Guarantees, no Default or Event of Default shall be deemed to exist under the Indenture, the Notes or the Subsidiary Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of the Restricted Subsidiaries shall bear any liability with respect to the Suspended Covenants for, (a) any actions taken or events occurring during a Suspension Period (including without limitation any agreements, Liens, preferred stock, obligations (including Indebtedness), or of any other facts or circumstances or obligations that were incurred or otherwise came into existence during a Suspension Period) or (b) any actions required to be taken at any time pursuant to any contractual obligation entered into during a Suspension Period, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (ii) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company, in each case held by Persons other than the Company or a Restricted Subsidiary of the Company;

(3) make any payment on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof (other than intercompany Indebtedness between or among the Company and its Restricted Subsidiaries); or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Restricted Payment; and

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clause (2), (3), (4), (5) or (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

(i) 50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) commencing on the first day of the fiscal quarter in which the Issue Date occurs to and ending on the last day of the fiscal quarter ended immediately prior to the date of such calculation for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(ii) 100% of the aggregate net proceeds (including the fair market value of property other than cash) received by the Company after the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock and other than the net proceeds received in connection with the intended Common Stock offering to be used to fund a portion of the Sturm Acquisition) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment; plus

(iv) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (x) the fair market value of the Company’s Investment in such Subsidiary as of the date of redesignation and (y) such fair market value as of the date such Subsidiary was originally designated as an Unrestricted Subsidiary.

The preceding provision will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any of its Restricted Subsidiaries or any Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of subordinated Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement, stock option agreement, employment agreement, severance agreement or other executive compensation arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any twelve-month period (provided that the Company may carry over and make in a subsequent calendar year, commencing with 2011, in addition to the amounts permitted for such calendar year, up to

$2.0 million of unutilized capacity under this clause (4) attributable to the immediately preceding calendar year;

(5) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(6) payments to holders of the Company’s capital stock in lieu of the issuance of fractional shares of its Capital Stock;

(7) the redemption, repurchase, retirement, defeasance or other acquisition of Disqualified Stock of the Company in exchange for Disqualified Stock of the Company that is permitted to be issued as described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of Common Stock of the Company pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided, that any such purchase, redemption, acquisition, cancellation or other retirement of such rights is not for the purpose of evading the limitations of this covenant (all as determined in good faith by a senior financial officer of the Company); and

(9) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $100.0 million under this clause (9).

provided that in the case of clauses (4), (5) and (9), no Default shall have occurred and be continuing.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined in good faith by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. With respect to any Restricted Payment permitted pursuant to clause (2), (3) or (7) of the preceding paragraph, not later than 10 days following the end of the fiscal quarter in which such Restricted Payment was made, the Company shall deliver to the Trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary in accordance with the definition of “Unrestricted Subsidiary” if the designation would not cause a Default. All outstanding Investments owned by the Company and its Restricted Subsidiaries in the designated Unrestricted Subsidiary will be treated as an Investment made at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant or Permitted Investments, as applicable. All such outstanding Investments will be treated as Restricted Investments equal to the fair market value of such Investments at the time of the designation. The designation will not be permitted if such Restricted Payment would not be permitted at that time and if such Restricted Subsidiary does not otherwise meet the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary in accordance with the definition of “Unrestricted Subsidiary.”

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any of the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional

Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company and its Restricted Subsidiaries of Indebtedness and letters of credit under Credit Facilities in an aggregate amount at any time outstanding (with letters of credit being deemed to have an amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of $600.0 million or the Borrowing Base, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries to repay Indebtedness and permanently reduce commitments under Credit Facilities pursuant to the covenant described above under the caption “—Repurchase at the Option of the Holders—Offer to Repurchase by Application of Excess Proceeds of Asset Sales”;

(2) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and Subsidiary Guarantees to be issued on the Issue Date;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness incurred under clauses (2) or (3) above or this clause (5) or pursuant to the first paragraph of this covenant;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness owed to the Company or any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Subsidiary Guarantee of such Guarantor, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness under Hedging Obligations entered into for bona fide hedging purposes of the Company or any Restricted Subsidiary and not for the purpose of speculation; provided that in the case of Hedging Obligations relating to interest rates, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(8) the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant and could have been incurred (in compliance with this covenant) by the Person so Guaranteeing such Indebtedness;

(9) the incurrence of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(10) the incurrence of Indebtedness of the Company or any of its Restricted Subsidiaries in respect of security for workers’ compensation claims, payment obligations in connection with self- insurance, performance, surety and similar bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business; provided, that the underlying obligation to perform is that of the Company and its Restricted Subsidiaries and not that of the Company’s Unrestricted Subsidiaries; provided further, that such underlying obligation is not in respect of borrowed money;

(11) the incurrence of Indebtedness that may be deemed to arise as a result of agreements of the Company or any Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn-out or similar Obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of the Company or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary; provided that (a) any amount of such Obligations included on the face of the balance sheet of the Company or any Restricted Subsidiary shall not be permitted under this clause (11) and (b) the maximum aggregate liability in respect of all such Obligations outstanding under this clause (11) shall at no time exceed the gross proceeds actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

(12) Indebtedness incurred under commercial letters of credit issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of business (and not for the purpose of, directly or indirectly, incurring Indebtedness or providing credit support or a similar arrangement in respect of Indebtedness), provided that any drawing under any such letter of credit is reimbursed in full within seven days or Indebtedness of the Company or any of its Restricted Subsidiaries under letters of credit and bank guarantees backstopped by letters of credit under the Credit Facilities;

(13) Indebtedness of Foreign Restricted Subsidiaries in an aggregate principal amount not to exceed $50.0 million at any one time outstanding;

(14) any Attributable Indebtedness; provided that the aggregate Indebtedness incurred pursuant to this clause (14) shall not exceed $25 million at any time outstanding;

(15) Indebtedness in respect of Receivables Program Obligations; and

(16) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (16), not to exceed $100.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence (or later reclassify such Indebtedness in whole or in part) in any manner that complies with this covenant. In addition, the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be treated as an incurrence of Indebtedness; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. Notwithstanding the foregoing, any Indebtedness outstanding pursuant to the Credit Agreement on the date of the Indenture will be deemed to have been incurred pursuant to clause (1) of the definition of “Permitted Debt.”

Notwithstanding the foregoing, the maximum amount of Indebtedness that may be incurred pursuant to this covenant shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Protection Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Protection Agreement. The principal amount of any Permitted Refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. Dollar Equivalent of the Indebtedness refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Protection Agreement, in which case the Permitted Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) if the principal amount of the Permitted Refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, the U.S. Dollar Equivalent of such excess, as appropriate, will be determined on the date such Permitted Refinancing Debt is incurred.

Limitations on Layering Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Indebtedness of the Company or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated in the right of payment to the Notes or the Subsidiary Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated in right of payment to such other Indebtedness of the Company or such Restricted Subsidiary, as the case may be.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Restricted Subsidiary solely by virtue of being unsecured or secured by a junior priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them, including intercreditor agreements that contain customary provisions requiring turnover by holders of junior priority Liens of proceeds of collateral in the event that the security interests in favor of the holders of the senior priority in such intended collateral are not perfected or invalidated and similar customary provisions protecting the holders of senior priority Liens.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (1) assign or convey any right to receive income on any property or asset now owned or hereafter acquired or (2) create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any property or asset now owned or hereafter acquired or on any income or profits therefrom other than, in each case, Permitted Liens, unless the Notes and the Subsidiary Guarantees, as applicable, are

(1) in the case of any Lien securing an Obligation that ranks pari passu with the Notes or a Subsidiary Guarantee, effective provision is made to secure the Notes or such Subsidiary Guarantee, as the case may be, at least equally and ratably with or prior to such Obligation with a Lien on the same properties or assets of the Company or such Restricted Subsidiary, as the case may be; and

(2) in the case of any Lien securing an Obligation that is subordinated in right of payment to the Notes or a Subsidiary Guarantee, effective provision is made to secure the Notes or such Subsidiary Guarantee, as the case may be, with a Lien on the same properties or assets of the Company or such Restricted Subsidiary, as the case may be, that is prior to the Lien securing such subordinated obligation, in each case, for so long as such Obligation is secured by such Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of the Company’s Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of the Company’s Restricted Subsidiaries;

(2) make loans or advances to the Company or any of the Company’s Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of the Company’s Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Agreement as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreements on the Issue Date;

(2) the Indenture, the Notes and the related Subsidiary Guarantees;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in leases, licenses, contracts and other agreements entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending the closing of such sale or other disposition;

(8) agreements governing Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) any agreement creating a Lien securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “—Liens,” to the extent limiting the right of the Company or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) customary restrictions on a Receivables Subsidiary and Receivables Program Assets effected in connection with a Qualified Receivables Transaction;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13) agreements governing Indebtedness incurred in compliance with clause (4) of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock,” provided that such encumbrances or restrictions apply only to assets financed with the proceeds of such Indebtedness.

Merger, Consolidation or Sale of Assets

(a) The Company will not, directly or indirectly, in a single transaction or series of related transactions, consolidate or merge with or into any other Person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis) to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in sale, assignment transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any other Person or group of Persons unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation or

(b) the Person formed by or surviving such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is (the “Surviving Entity”) a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia;

(2) the Surviving Entity, if applicable expressly assumes, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed;

(3) immediately after giving pro forma effect to such transaction or series of transactions and the assumption contemplated by clause (2) above (including giving effect to any Indebtedness and Acquired Debt, in each case, incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or the Surviving Entity, as the case may be, shall be (a) able to incur at least $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a Fixed Charge Coverage Ratio that is greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition; provided, however, that this clause (3) shall not apply during any Suspension Period;

(4) immediately after giving effect to such transaction or series of transactions and the assumption contemplated by clause (2) above (including, without limitation, giving effect to any Indebtedness and Acquired Debt, in each case, incurred or anticipated to be incurred and any Lien granted in connection with or in respect of such transaction), no Default or Event of Default shall have occurred and be continuing; and

(5) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding the foregoing, the merger of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction shall be permitted without regard to clause (3) of the immediately preceding paragraph. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation or merger of the Company or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the Surviving Entity formed by such consolidation or into which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such; provided, however, that the Company shall not be released from its obligations under the Indenture or the Notes in the case of a lease.

(b) Each Guarantor will not, and the Company will not cause or permit any Guarantor to, directly or indirectly, in a single transaction or series of related transactions, consolidate or merge with or into any Person other than the Company or any other Guarantor unless:

(1) if the Guarantor was a corporation or limited liability company under the laws of the United States, any State thereof or the District of Columbia, the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) is a corporation or limited liability company organized and existing under the laws of the United States, any State thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture all of the obligations of the Guarantor under its Subsidiary Guarantee;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (a)(3) of this covenant.

Notwithstanding the foregoing, the requirements of the immediately preceding paragraph will not apply to any transaction pursuant to which such Guarantor is permitted to be released from its Subsidiary Guarantee in accordance with the provisions described under the last paragraph of “Brief Description of the Notes and the Guarantees—The Subsidiary Guarantees.”

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any of its Restricted Subsidiaries (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary with a Person who is not an Affiliate of the Company or such Restricted Subsidiary; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Company or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and/or its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries;

(2) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments;”

(3) reasonable fees and compensation paid to (including issuances and grants of Equity Interests of the Company, employment agreements and stock option and ownership plans for the benefit of), and indemnity and insurance provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary in the ordinary course of business as approved in good faith by the Company’s Board of Directors or senior management;

(4) transactions pursuant to any agreement in effect on the Issue Date and disclosed in this prospectus supplement (including by incorporation by reference), as in effect on the Issue Date or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders or the Company in any material respect than such agreement as it was in effect on the Issue Date;

(5) loans or advances to employees and officers of the Company and its Restricted Subsidiaries permitted by clause (8) of the definition of “Permitted Investments.”

(6) any transaction or series of transactions between the Company or any Restricted Subsidiary and any of their joint ventures; provided that (a) such transaction or series of transactions is in the ordinary course of business between the Company or such Restricted Subsidiary and such joint venture and (b) with respect to any such Affiliate Transaction involving aggregate consideration in excess of $10.0 million, such Affiliate Transaction complies with clause (1) under this “—Transactions with Affiliates” section and such Affiliate Transaction has been approved by the Board of Directors of the Company;

(7) any service, purchase, lease, supply or similar agreement entered into in the ordinary course of business (including, without limitation, pursuant to any joint venture agreement) between the Company or any Restricted Subsidiary and any Affiliate that is a customer, client, supplier, purchaser or seller of goods or services, so long as the senior management or Board of Directors of the Company determines in good faith that any such agreement is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arms’-length transaction with an entity that is not an Affiliate;

(8) the issuance and sale of Qualified Capital Stock; or

(9) any transaction effected in connection with a Qualified Receivables Transaction.

Additional Subsidiary Guarantees

If, after the date of the Indenture, the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than a Receivables Subsidiary or an Excluded Subsidiary), then that newly acquired or created Domestic Subsidiary will become a Guarantor and, within 10 Business Days of the date on which it was acquired or created, the Company shall cause such Restricted Subsidiary to:

(i) execute and deliver to the Trustee (a) a supplemental indenture in form and substance satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally Guarantee all of the Company’s obligations under the Notes and the Indenture and (b) a notation of Guarantee in respect of its Subsidiary Guarantee; and

(ii) deliver to the Trustee one or more Opinions of Counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Limitation on Sale and Leaseback Transactions

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(1) the Company or such Restricted Subsidiary would be entitled to:

(a) incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(b) create a Lien on such property securing such Attributable Indebtedness without also securing the Notes or the applicable Subsidiary Guarantee pursuant to the covenant described under “—Liens”;

(2) the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of the Company and set forth in an officers’ certificate delivered to the Trustee, of the property that is the subject of such Sale and Leaseback Transaction; and

(3) such Sale and Leaseback Transaction is effected in compliance with the covenant described under “—Repurchase at the Option of Holders—Offer to Repurchase by Application of Excess Proceeds of Asset Sales.”

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Reports

Whether or not required by the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes and the Trustee, within the time periods specified in the SEC’s rules and regulations for a company subject to reporting under Section 13(a) or 15(d) of the Exchange Act:

(1) all quarterly and annual financial information and other information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations for a company subject to reporting under Section 13(a) or 15(d) of the Exchange Act (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Notwithstanding the foregoing, to the extent the Company files the information and reports referred to in clauses (1) and (2) above with the SEC and such information is publicly available on the Internet, the Company shall be deemed to be in compliance with its obligations to furnish such information to the Holders of the Notes and to make such information available to securities analysts and prospective investors. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

In addition, for so long as any Notes remain outstanding, the Company and the Guarantors will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of or premium, if any, on the Notes (including default in payment when due in connection with the purchase of Notes tendered pursuant to a Change of Control Offer or Net Proceeds Offer on the date specified for such payment in the applicable offer to purchase);

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) a default in the observance or performance of any other covenant or agreement contained in the Indenture or the Notes which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders (with a copy to the Trustee) of at least 25% of the outstanding principal amount of the Notes;

(5) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the

Company or any Restricted Subsidiary of the Company (or the payment of which is Guaranteed by the Company or any Restricted Subsidiary of the Company) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to express maturity; and

(c) in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million, or more;

(6) one or more judgments in an aggregate amount in excess of $25.0 million (to the extent not covered by independent third party insurance as to which the insurer has not disclaimed coverage) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

(7) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its Obligations under its Subsidiary Guarantee; or

(8) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries (or group of Restricted Subsidiaries) that is a Significant Subsidiary.

If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company and the Trustee, may declare all amounts owing under the Notes to be due and payable. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall immediately become due and payable.

If an Event of Default specified in clause (8) above occurs and is continuing with respect to the Company, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if we have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. No single Holder will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless (1) such Holder has notified the Trustee of a continuing Event of Default; (2) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered such reasonable indemnity as the Trustee may require, to the Trustee to institute such proceeding; (3) the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee; and (4) within such 60-day period, the Trustee has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations will not apply, however, to a suit instituted by the Holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates therefor.

Under the Indenture, we will be required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default that has occurred and, if applicable, describe such Default or Event of Default and the status thereof; provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events

(not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest), in the opinion of a nationally recognized firm of independent public accountants delivered to the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) (such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Indenture or any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than any such default under the Indenture resulting solely from the borrowing of funds to be applied to such deposit);

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when either:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from their trust as provided in the Indenture) have been delivered to the Trustee for cancellation, or

(b) all the Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable with one year; and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants delivered to the Trustee, without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, as the case may be;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of or default under any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture; and

(4) The Company has delivered irrevocable instructions to the Trustee to apply such funds to the payment of the Notes at maturity or redemption, as the case may be.

In addition, the Company must deliver to the Trustee an officers’ certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes and the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past Default or compliance with any provisions may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, including the waiver of Defaults or Events of Default, or to a rescission and cancellation of a declaration of acceleration of the Notes;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of the Holders”);

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payment of principal of, or interest or premium, if any, on the Notes on or after the due date thereof or to bring suit to enforce such payment;

(6) change the price payable by the Company for Notes repurchased pursuant to the provisions described above under “—Offer to Repurchase upon Change of Control” and “—Offer to Repurchase by Application of Excess Proceeds of Asset Sales” or after the occurrence of a Change of Control, modify or change in any material respect the obligation of the Company to make and consummate a Change of Control Offer or modify any of the provisions or definitions with respect thereto;

(7) waive a Default or Event of Default in the payment of principal of, or interest or premium on, the Notes; provided that this clause (7) shall not limit the right of the Holders of at least a majority in aggregate principal amount of the outstanding Notes to rescind and cancel a declaration of acceleration of the Notes following delivery of an acceleration notice as described above under “—Events of Default and Remedies”;

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except as permitted by the Indenture;

(9) contractually subordinate the Notes or the Subsidiary Guarantees to any other Indebtedness; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to add any Person as a Guarantor;

(6) to comply with any requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(7) to remove a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable in respect of its Subsidiary Guarantee;

(8) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee;

(9) to secure all of the Notes;

(10) to add to the covenants of the Company or any Guarantor for the benefit of the Holders or to surrender any right or power conferred upon the Company or any Guarantor;

(11) to conform the text of the Indenture, the Notes or the Subsidiary Guarantees to any provision of this “Description of the Notes” to the extent that such provision in the “Description of the Notes” was intended to be a verbatim recitation of a provision in the Indenture, the Notes or the Subsidiary Guarantees;

(12) to provide for the issuance of additional Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture; and

(13) to comply with the provisions of the DTC or the Trustee with respect to the provisions in the Indenture and the Notes relating to transfers and exchanges of Notes or beneficial interests in Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Company is required to mail to the Holders a notice briefly describing such amendment. However, the failure to give such notice to all of the Holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Concerning the Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it come a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means notes, if any, issued under the Indenture after the Issue Date and forming a single class of securities with the Notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, including by means of a Sale and Leaseback Transaction, but other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of the Holders—Offer to Repurchase upon Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the “—Repurchase at the Option of the Holders—Offer to Repurchase by Application of Excess Proceeds of Asset Sales” covenant; and

(2) the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that: (a) involves assets having an aggregate fair market value of less than $15.0 million; or (b) results in aggregate net proceeds to the Company and its Subsidiaries of less than $15.0 million;

(2) a transfer of assets (a) between or among the Company and its Wholly Owned Restricted Subsidiaries, (b) by a Restricted Subsidiary to the Company or any of its Wholly Owned Restricted Subsidiaries or (c) by the Company or any of its Wholly Owned Restricted Subsidiaries to any Restricted Subsidiary of the Company that is not a Wholly Owned Restricted Subsidiary if, in the case of this clause (c), the Company or the Wholly Owned Restricted Subsidiary, as the case may be, either retains title to or ownership of the assets being transferred or receives consideration at the time of such transfer at least equal to the fair market value of the transferred assets;

(3) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to a Wholly Owned Restricted Subsidiary;

(4) any Permitted Investment or any Restricted Payment that is permitted by the covenant described above under the caption “Certain Covenants—Restricted Payments;”

(5) a disposition of products, services, equipment or inventory in the ordinary course of business or a disposition of obsolete equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in the ordinary course of business;

(6) the grant of Liens (or foreclosure thereon) permitted by the covenant described under “—Certain Covenants—Liens;”

(7) the sale or transfer of Receivables Program Assets or rights therein in connection with a Qualified Receivables Transaction;

(8) the surrender or waiver of contractual rights or the settlement, release or surrender of contract, tort or other litigation claim in the ordinary course of business;

(9) the sale or other disposition of cash or Cash Equivalents in the ordinary course of business;

(10) grants of licenses or sublicenses of intellectual property of the Company or any of its Restricted Subsidiaries to the extent not materially interfering with the business of the Company and its Restricted Subsidiaries;

(11) any exchange of like-kind property pursuant to Section 1031 of the Code that are used or useful in a Permitted Business;

(12) the lease, assignment or sublease of any real or personal property in the ordinary course of business; and

(13) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Company or any of its Restricted Subsidiaries are not material to the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole.

“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value of the total Obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate implicit in such transaction, determined in accordance with GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determine in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means:

(1) with respect to a corporation, the Board of Directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members or managers thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base” means as of any date, an amount, determined on a consolidated basis and in accordance with GAAP, equal to the sum of (i) 70% of the aggregate book value of inventory plus (ii) 85% of the aggregate book value of all accounts receivable (net of bad debt reserves) of the Company and its Restricted Subsidiaries. To the extent that information is not available as to the amount of inventory or accounts receivable as of a specific date, the Company shall use the most recent available information for purposes of calculating the Borrowing Base.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(a) marketable direct Obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition;

(b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of one year or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500,000,000 and a Thomson Bank Watch Rating of “B” or better;

(c) commercial paper of an issuer rated at least A-1 by S&P or P-1 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within one year from the date of acquisition;

(d) repurchase obligations of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 7 days, with respect to securities of the type described in clause (a) of this definition;

(e) securities with maturities of one year or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least A by S&P or A by Moody’s; or

(f) money market mutual or similar funds that invest at least 95% of their assets in securities satisfying the requirements of clauses (a) through (e) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5) the Company consolidates or merges with or into another Person, other than a merger or consolidation of the Company in which the holders of the Voting Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Voting Stock of the surviving corporation immediately after such consolidation or merger.

“Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated net interest expense of such Person and its Restricted Subsidiaries for such period whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment Obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations, but excluding amortization of debt issuance costs), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts receivable or inventory) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is accounted for by the equity method of accounting or is not a Restricted Subsidiary shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(4) the cumulative effect of a change in accounting principles shall be excluded;

(5) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded; and

(6) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded.

“Consolidated Senior Secured Leverage Ratio” means, with respect to any specified Person for any period, the ratio of (i) Senior Secured Indebtedness of such Person on such date to (ii) Consolidated Cash Flow for the period of four consecutive fiscal quarters for which internal financial statements are available immediately preceding the date of the event for which the calculation of the Consolidated Senior Secured Leverage Ratio is made (for purposes of this definition, the “Consolidated Senior Secured Leverage Ratio Reference Period”). In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchase, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock, in each case, subsequent to the commencement of the Consolidated Senior Secured Leverage Ratio Reference Period and on or prior to the date of the event for which the calculation of the Consolidated Senior Secured Leverage Ratio is made (for purposes of this definition, the “Consolidated Senior Secured Leverage Ratio Calculation Date”), then the Consolidated Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the Consolidated Senior Secured Leverage Ratio Reference Period.

In addition, for purposes of calculating the Consolidated Senior Secured Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions, after the first day of the Consolidated Senior Secured Leverage Ratio Reference Period and on or prior to the Consolidated Senior Secured Leverage Ratio Calculation Date shall be deemed to have occurred on the first day of the Consolidated Senior Secured Leverage Ratio Reference Period and Consolidated Cash Flow for the Consolidated Senior Secured Leverage Ratio Reference Period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of “Consolidated Net Income”;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Consolidated Senior Secured Leverage Ratio Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Consolidated Senior Secured Leverage Ratio Calculation Date.

“Consolidated Tangible Assets” means, with respect to any specified Person as of any date of determination, the Consolidated Total Assets of such Person and its Restricted Subsidiaries on that date minus the Intangible Assets of such Person and its Restricted Subsidiaries on that date.

“Consolidated Total Assets” means, with respect to any specified Person as of any date of determination, the net book value of all assets of such Person and its Restricted Subsidiaries on such date determined on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of June 27, 2005 (as amended), by and among the Company and the banks and other financial institutions from time to time parties thereto as agents and lenders, and any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Credit Facility” means, with respect to the Company or any of its Restricted Subsidiaries:

(1) the Credit Agreement; and

(2) one or more debt facilities (which may be outstanding at the same time) or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder (provided that such increase in borrowings is permitted under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Currency Protection Agreement” means any currency protection agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect the Person or entity entering into the agreement against fluctuations in currency exchange rates with respect to Indebtedness incurred and not for purposes of speculation.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash and Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale or as a result of the bankruptcy, insolvency or similar event of the issuer shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem such Capital Stock pursuant to such provision unless such repurchase or redemption complies with the covenant described under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means, with respect to the Company, any Restricted Subsidiary that was formed under the laws of the United States of America or any State thereof or that Guarantees or otherwise provides direct credit support for any Indebtedness of the Company or its Domestic Subsidiaries.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale for cash by the Company of its Common Stock (other than Disqualified Stock), or options, warrants or rights with respect to its Common Stock, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.

“Excluded Subsidiary” means any Domestic Subsidiary as may be designated by the Company as an “Excluded Subsidiary” pursuant to an officers’ certificate delivered to the Trustee; provided that each such Subsidiary shall be an Excluded Subsidiary only if and only for so long as the Consolidated Total Assets of such Subsidiary is less than 2.0% of the Company’s Consolidated Total Assets.

“Existing Indebtedness” means the Existing Senior Notes and any other Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.

“Existing Senior Notes” means up to $100.0 million of the Company’s 6.03% Senior Notes due 2013.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period (for purposes of this definition, the “Reference Period”), the ratio of Consolidated Cash Flow of such Person for the Reference Period to the Fixed Charges of such Person for the Reference Period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchase, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock, in each case, subsequent to the commencement of the Reference Period and on or prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (for purposes of this definition, the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the Reference Period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions, after the first day of the Reference Period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the Reference Period and Consolidated Cash Flow for the Reference Period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of “Consolidated Net Income”;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated net interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging Obligations, but excluding amortization of debt issuance costs; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means, with respect to the Company, any Subsidiary that was not formed under the laws of the United States of America or any state thereof.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means:

(1) each Domestic Subsidiary of the Company on the date of the Indenture (other than the Excluded Subsidiaries until such Domestic Subsidiaries no longer qualify as Excluded Subsidiaries); and

(2) any other Subsidiary of the Company that executes a Subsidiary Guarantee and related supplemental indenture in accordance with the provisions of the Indenture;

and their respective successors and assigns, in each case, until such Person is released from its Subsidiary Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

“Indebtedness” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following:

(i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities incurred in the ordinary course of business;

(ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (including purchase-money obligations);

(iii) all Obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (including reimbursement obligations with respect thereto, except to the extent such reimbursement Obligation relates to a trade payable) issued for the account of such Person;

(iv) all Indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets);

(v) all Capital Lease Obligations of such Person;

(vi) the maximum fixed redemption, repayment or other repurchase price of Disqualified Stock in such Person at the time of determination;

(vii) any Hedging Obligations of such Person at the time of determination (the amount of any such Obligations to be equal to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time);

(viii) any Attributable Indebtedness; and

(ix) all Obligations of the types referred to in clauses (i) through (viii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed, directly or indirectly, or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds or (B) is secured by (or the holder of such Indebtedness or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, dividends or other distributions.

For purposes of the foregoing:

(a) the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock was repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; provided, however, that, if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock;

(b) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, but such Indebtedness shall be deemed incurred only as of the date of original issuance thereof;

(c) in the case of any Indebtedness not issued with original issue discount, the amount of any such Indebtedness outstanding as of any date will be the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due;

(d) the amount of any Indebtedness described in clause (ix)(A) above shall be the maximum liability under any such Guarantee;

(e) the amount of any Indebtedness described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the Obligations so secured and (II) the fair market value of such property or other assets; and

(f) except as described in clause (e) above, interest, fees, premium, and expenses and additional payments, if any, will not constitute Indebtedness.

Notwithstanding the foregoing, in connection with the purchase or sale by the Company or any Restricted Subsidiary of any assets or business, the term “Indebtedness” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the other party may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that, such amount would not be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.

“Intangible Assets” means assets that are considered to be intangible assets under GAAP, including, without limitation, customer lists, goodwill, computer software, copyrights, trade names, trademarks, patents, franchises, licenses, unamortized deferred charges, unamortized debt discount and capitalized research and development costs.

“Investment Grade Rating” means, a debt rating of the Notes of BBB− or higher by S&P and Baa3 or higher by Moody’s or the equivalent of such ratings by S&P and Moody’s or in the event S&P or Moody’s shall cease rating the Notes and the Company shall select any other Rating Agency, the equivalent of such ratings by such other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other Obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), prepaid expenses and accounts receivable, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “Certain Covenants—Restricted Payments.”

“Issue Date” means the date of first issuance of the Notes under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc. or any successor rating agency.

“Net Cash Proceeds” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss; and

(2) any premiums, fees and expenses paid in connection with the Transactions.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of all costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking fees and broker fees, and sales and underwriting commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Notes” means the notes issued by the Company on the date of the Indenture.

“Obligations” means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, including liquidated damages, Guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

“Opinion of Counsel” means a written opinion from legal counsel, who may be internal counsel for the Company, or who is otherwise reasonably acceptable to the Trustee, complying with certain provisions in the Indenture.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person engaged in a Related Business, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Repurchase at the Option of Holders— Offer to Repurchase by Application of Excess Proceeds of Asset Sales”;

(5) any Investments by the Company or any Restricted Subsidiary in a Receivables Subsidiary or a Special Purpose Vehicle or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided, that any Investment in a Receivables Subsidiary or a Special Purpose Vehicle is in the form of a Purchase Money Note or an Equity Interest or in the form of a purchase of Receivables and Receivables Related Assets pursuant to a Receivables Repurchase Obligation;

(6) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(7) Investments in accounts or notes receivable owing to the Company or any Restricted Subsidiary acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(8) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

(9) Investments in securities received in settlement of Obligations of trade creditors or customers in the ordinary course of business or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of trade creditors or customers;

(10) workers’ compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business and endorsements of negotiable instruments and documents in the ordinary course of business;

(11) commission, payroll, travel and similar advances to employees in the ordinary course of business;

(12) Hedging Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and not for speculative purposes and otherwise in compliance with this Indenture;

(13) Investments represented by Guarantees of Indebtedness that are otherwise permitted under this Indenture; and

(14) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at any time outstanding, not to exceed the greater of (a) $150.0 million and (b) 10% of Consolidated Tangible Assets.

“Permitted Liens” means:

(1) Liens securing Indebtedness of the Company or any Restricted Subsidiary provided that the aggregate amount of Indebtedness secured by this clause (1) shall not exceed the greater of (a) the greater of (i) $600.0 million or (ii) the Borrowing Base and (b) the amount of Indebtedness that, after giving effect to the incurrence of such Indebtedness secured by such Liens, does not cause the Consolidated Senior Secured Leverage Ratio of the Company to be greater than 2.5 to 1.0;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were not entered into in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not entered into in contemplation of such acquisition and only extend to the property so acquired;

(5) Liens to secure Indebtedness (including and Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets financed with such Indebtedness and additions and improvements thereon;

(6) Liens existing on the Issue Date;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(8) Deposits’ and landlords’, lessors’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s, repairmen’s and other like Liens imposed by law incurred in the ordinary course of business, in each case for sums not yet due or being contested in good faith by appropriate proceedings diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) pledges or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security or similar legislation, or good faith deposits to secure the performance of bids, tenders, government contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, deposits to secure statutory obligations or bankers’ acceptances of the Company or any Restricted Subsidiary and deposits to secure surety and appeal bonds to which the Company or a Restricted Subsidiary is a party, in each case incurred in the ordinary course of business;

(10) judgment Liens not giving rise to Default or an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(11) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances affecting real property which do not materially adversely affect the value of said property or interfere in any material respect with the ordinary conduct of the business of the Company or such Restricted Subsidiary;

(12) any interest or title of a lessor under any capital lease or operating lease; provided that such Liens do not extend to any property or assets which is not leased property subject to such lease;

(13) Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of non-delinquent customs duties in connection with the importation of goods;

(14) Liens securing reimbursement obligations with respect to letters of credit incurred in accordance with the Indenture which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business.

(16) leases or subleases, licenses or sublicenses, granted to others not interfering in any material respect with the business of the Company or any Restricted Subsidiary of the Company;

(17) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(18) rights of banks to set off deposits against debts owed to said bank;

(19) Liens securing Permitted Refinancing Indebtedness which is incurred to refinance, renew, replace, defease or discharge any Refinanced Indebtedness which has been secured by a Lien permitted under this Indenture and which has been incurred in accordance with the provisions of this Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of such Refinanced Indebtedness; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing such Refinanced Indebtedness;

(20) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(21) Liens securing Hedging Obligations, currency agreements and commodities agreements which relate to Indebtedness that is permitted to be incurred pursuant to the covenant entitled “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(22) Liens on Receivables Program Assets securing Receivables Program Obligations;

(23) deposits made in the ordinary course of business to secure liability to insurance carriers;

(24) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business; and

(25) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Obligations that do not exceed $15.0 million at any one time outstanding.

During any Suspension Period, the relevant clauses of the covenant entitled “— Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” shall be deemed to be in effect solely for purposes of determining the amount available under clause (5) above.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refinance, renew, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) (such other Indebtedness, “Refinanced Indebtedness”); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Refinanced Indebtedness (plus the amount of reasonable fees and expenses incurred in connection therewith including premiums paid, if any, to the holders thereof);

(2) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Refinanced Indebtedness;

(3) if the Refinanced Indebtedness is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Refinanced Indebtedness;

(4) such Permitted Refinancing Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Refinanced Indebtedness; and

(5) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Permitted Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Refinanced Indebtedness or (b) if the Stated Maturity of the Refinanced Indebtedness is later than the Stated Maturity of the Notes, the Permitted Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate or unincorporated organization or government or any agency or political subdivision thereof or any other entity (including any subdivision or ongoing business of any such entity, or substantially all of the assets of any such entity, subdivision or business).

“Purchase Money Note” means a promissory note evidencing the obligation of a Receivables Subsidiary or a Special Purpose Vehicle to pay the purchase price for Receivables or other Indebtedness to the Company or to any Restricted Subsidiary (or to a Receivables Subsidiary in the case of a transfer to a Special Purpose Vehicle) in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than cash required to be held as reserves pursuant to Receivables Documents, amounts paid in respect of interest, principal and other amounts owing under Receivables Documents and amounts paid in connection with the purchase of newly generated Receivables.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary of the Company pursuant to which the Company or any such Restricted Subsidiary may sell, convey or otherwise transfer to a Receivables Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any Receivables Program Assets (whether existing on the Issue Date or arising thereafter); provided that:

(1) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of a Receivables Subsidiary or Special Purpose Vehicle

(a) is Guaranteed by the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary), excluding Guarantees of Obligations pursuant to Standard Securitization Undertakings,

(b) is recourse to or obligates the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, or

(c) subjects any property or asset of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction of Obligations incurred in such transactions, other than pursuant to Standard Securitization Undertakings;

(2) neither the Company nor any of its Restricted Subsidiaries (other than a Receivables Subsidiary) has any material contract, agreement, arrangement or understanding with a Receivables Subsidiary or a Special Purpose Vehicle (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3) the Company and its Restricted Subsidiaries (other than a Receivables Subsidiary) do not have any obligation to maintain or preserve the financial condition of a Receivables Subsidiary or a Special Purpose Vehicle or cause such entity to achieve certain levels of operating results other than Standard Securitization Undertakings.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the Notes publicly available (for reasons outside the control of the Company), a statistical rating agency or agencies, as the case may be, nationally recognized in the United States and selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for S&P’s or Moody’s, or both, as the case may be.

“Receivables” means all rights of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to payments (whether constituting accounts, chattel paper, instruments, general intangibles or otherwise, and including the right to payment of any interest or finance charges), which rights are identified in the accounting records of the Company or such Restricted Subsidiary as accounts receivable.

“Receivables Documents” means:

(1) one or more receivables purchase agreements, pooling and servicing agreements, credit agreements, agreements to acquire undivided interests or other agreements to transfer or obtain loans or advances against, or create a security interest in, Receivables Program Assets, in each case as amended, modified, supplemented or restated and in effect from time to time and entered into by the Company, a Restricted Subsidiary and/or a Receivables Subsidiary, and

(2) each other instrument, agreement and other document entered into by the Company, a Restricted Subsidiary or a Receivables Subsidiary relating to the transactions contemplated by the agreements referred to in clause (a) above, in each case as amended, modified, supplemented or restated and in effect from time to time.

“Receivables Program Assets” means:

(1) all Receivables which are described as being transferred by the Company, a Restricted Subsidiary or a Receivables Subsidiary pursuant to the Receivables Documents;

(2) all Receivables Related Assets; and

(3) all collections (including recoveries) and other proceeds of the assets described in the foregoing clauses.

“Receivables Program Obligations” means:

(1) Indebtedness and other Obligations owing in respect of notes, trust certificates, undivided interests, partnership interests or other interests sold, issued and/or pledged, or otherwise incurred, in connection with a Qualified Receivables Transaction; and

(2) related obligations of the Company, a Subsidiary of the Company or a Special Purpose Vehicle (including, without limitation, Standard Securitization Undertakings).

“Receivables Related Assets” means:

(1) any rights arising under the documentation governing or relating to Receivables (including rights in respect of Liens securing such Receivables and other credit support in respect of such Receivables);

(2) any proceeds of such Receivables and any lockboxes or accounts in which such proceeds are deposited;

(3) spread accounts and other similar accounts (and any amounts on deposit therein) established in connection with a Qualified Receivables Transaction;

(4) any warranty, indemnity, dilution and other intercompany claim arising out of Receivables Documents; and

(5) other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivables Repurchase Obligation” means any obligation of the Company or a Restricted Subsidiary (other than a Receivables Subsidiary) in a Qualified Receivables Transaction to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the Company or a Restricted Subsidiary (other than a Receivables Subsidiary).

“Receivables Subsidiary” means a special purpose Wholly Owned Restricted Subsidiary of the Company created in connection with the transactions contemplated by a Qualified Receivables Transaction, which Restricted Subsidiary engages in no activities other than those incidental to such Qualified Receivables Transaction and which is designated as a Receivables Subsidiary by the Company’s Board of Directors. Any such designation by the Board of Directors shall be evidenced by filing with the Trustee a Board Resolution of the Company giving effect to such designation and an officers’ certificate certifying, to the best of such officers’ knowledge and belief after consulting with counsel, such designation, and the transactions in which the Receivables Subsidiary will engage, comply with the requirements of the definition of Qualified Receivables Transaction.

“Related Business” means the business conducted by the Company and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of the Company are similar or reasonably related, ancillary or complementary thereto or reasonable extensions thereof.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of McGraw Hill, Inc., a New York corporation, or any successor rating agency.

“Sale and Leaseback Transactions” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

“Senior Secured Indebtedness” means the sum of (i) Indebtedness and letters of credit under Credit Facilities (with letters of credit being deemed to have an amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder), (ii) the undrawn availability of revolving credit Indebtedness under Credit Facilities and (iii) other Indebtedness that is not subordinated in right of payment to the Notes which is secured by Lien on any assets or property of the Company or any Restricted Subsidiary.

“Significant Subsidiary” means (1) any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Exchange Act, as such Regulation is in effect on the date hereof and (2) any Restricted Subsidiary that when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries would constitute a Significant Subsidiary under clause (1) of this definition.

“Special Purpose Vehicle” means a trust, partnership or other special purpose Person established by the Company and/or any of its Restricted Subsidiaries to implement a Qualified Receivables Transaction.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which, in the good faith judgment of the Board of Directors of the appropriate company, are reasonably customary in an accounts receivable transaction and includes, without limitation, any Receivables Repurchase Obligation.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Sturm Acquisition” means the acquisition pursuant to that certain Stock Purchase Agreement dated as of December 20, 2009 of all of the outstanding Common Stock of Sturm Foods, Inc., a Wisconsin corporation, from each of the shareholders listed on the signature pages to such Stock Purchase Agreement.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes by a Guarantor pursuant to the terms of the Indenture, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Transactions” means (i) the Sturm Acquisition, (ii) the offering of the Notes hereby, (iii) the intended offering of Common Stock of the Company in an underwritten public offering and (iv) the payment of fees and expenses related to each of clauses (i), (ii) and (iii) above.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified level of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries unless such Guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Notwithstanding the foregoing, no Subsidiary of the Company shall be designated an Unrestricted Subsidiary during any Suspension Period.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purpose of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

“U.S. Government Obligations” means direct non-callable Obligations of, or Guaranteed by, the United States of America for the payment of which Guarantee or Obligations the full faith and credit of the United States is pledged.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain U.S. federal income tax consequences of an investment in the notes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or taxpayers subject to special treatment under U.S. federal income tax laws (including dealers in securities or currencies, financial institutions, cooperatives, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons who hold notes as part of a hedging, integrated straddle, conversion or constructive sale transaction, persons subject to the alternative minimum tax, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, and partnerships (including entities treated as partnership for U.S. federal income tax purposes)). This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with certain U.S. federal income tax consequences to a holder that acquires the notes in the initial offering at their issue price and holds the notes as capital assets.

This summary is based on the U.S. federal income tax law in effect as of the date of this prospectus supplement, which is subject to differing interpretations or change, possibly with retroactive effect.

EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

A “U.S. Holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes:

an individual citizen or resident of the United States;

a corporation (or other entity treated as a corporation) created or organized (or treated as created or organized) in or under the laws of the United States or any State thereof (including the District of Columbia);

an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of a note that is not a U.S. Holder or a partnership. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its tax advisor concerning the U.S. federal income and other tax consequences of an investment in the notes.

Tax Consequences to U.S. Holders

Interest.  Payments of stated interest on the notes will be taxable to a U.S. holder as ordinary interest income at the time such holder receives or accrues such amounts, in accordance with its regular method of accounting. It is not expected that the notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes.

Sale, Exchange, Retirement or Other Disposition of a Note.  A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between (i) the amount realized (except to the extent such amount is attributable to accrued interest, which will be taxable as ordinary interest income to the extent such interest has not been previously included in income) and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the note was held for more than one year at the time of disposition. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-

corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Tax Consequences to Non-U.S. Holders

Interest.  Subject to the discussion below concerning backup withholding, no U.S. federal income or withholding tax generally will apply to a payment of interest on a note to a Non-U.S. Holder, provided that

•	such interest is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

•	such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such Non-U.S. Holder is not a controlled foreign corporation directly or indirectly related to us through stock ownership;

•	such Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the U.S. Internal Revenue Code;

•	either (A) such Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person or (B) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent with a copy thereof; and

•	we or our paying agent do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

If all of the foregoing requirements are not met, payments of interest on a note generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met), subject to the discussion below concerning interest that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States.

Sale, Exchange, Retirement or Other Disposition of a Note.  Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless in the case of gain (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met.

United States Trade or Business.  If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest or gain on a note is effectively connected with the conduct of such trade or business and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the receipt or accrual of such interest or the recognition of gain on the sale or other taxable disposition of the note in the same manner as if such holder were a U.S. person. Such interest or gain recognized by a corporate Non-U.S. Holder may also be subject to an additional U.S. federal branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). In addition, any such gain will not be subject to withholding tax and any such interest will not be subject to withholding tax if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes.

Backup Withholding and Information Reporting

U.S. Holders.  Payments of interest and principal on, or the proceeds of the sale or other disposition of, a note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding tax at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders.  A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other disposition of, a note. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld may be reported to the Internal Revenue Service. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Proposed legislation recently introduced in the U.S. Congress would, among other things, require withholding of tax at a rate of 30 percent on amounts paid to a non-financial foreign entity unless the entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes.

UNDERWRITING

Banc of America Securities LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Principal Amount of
Underwriter	Notes

Banc of America Securities LLC	$
Wells Fargo Securities, LLC
BMO Capital Markets Corp
Rabo Securities USA, Inc.
SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
KeyBanc Capital Markets Inc.

Total	$

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes under the purchase agreement if any of these notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the notes will be made to investors on or about March      , 2010, which will be the          business day following the date of this prospectus supplement (such settlement being referred to as “T+  ”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+  , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

No Sales of Similar Securities

We have agreed that we will not, for a period of 90 days after the date of this prospectus supplement, without first obtaining the prior written consent of Banc of America Securities LLC, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the purchase agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, Bank of America, N.A., an affiliate of Banc of America Securities LLC, serves as administrative agent under our credit facility, Banc of America Securities LLC serves as joint lead arranger under our credit facility and BMO Capital Markets Financing, Inc., an affiliate of BMO Capital Markets Corp, Coöperatieve Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, an affiliate of Rabo Securities USA, Inc., SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., and Wachovia Bank, National Association, an affiliate of Wells Fargo Securities LLC, each serve as co-documentation agents under our credit facility. These affiliates also serve, along with the affiliates of certain other underwriters, as lenders under our credit facility.

In connection with our proposed acquisition of Sturm Foods, Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Banc of America Securities LLC, is acting as our financial advisor.

In connection with the equity offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are serving as bookrunners, Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc. are serving as co-lead managers, and BMO Capital Markets Corp, William Blair & Company, L.L.C., KeyBanc Capital Markets Inc. and Wells Fargo Securities, LLC are serving as co-managers.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final offering of notes contemplated in this prospectus supplement.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offer of notes contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member

State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at person who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rule of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the notes and the guarantees will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from the TreeHouse Foods, Inc.’s Annual Report on Form 10-K and the effectiveness of TreeHouse Foods, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Sturm Foods, Inc. included in TreeHouse Foods, Inc.’s Current Report on Form 8-K dated February 16, 2010 and incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 16, 2010.

(b)	Current Report on Form 8-K filed on February 16, 2010.

(c)	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of this offering.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

TreeHouse Foods, Inc.
Two Westbrook Corporate Center, Suite 1070
Westchester, IL 60154
(708) 483-1300
Attention: Secretary

PROSPECTUS
TreeHouse Foods, Inc.

Common Stock
Preferred Stock
Debt Securities
Warrants
Subscription Rights
Stock Purchase Contracts
Stock Purchase Units
Guarantees of Debt Securities

We may offer and sell any of the following securities from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering:

•	common stock;

•	preferred stock;

•	debt securities;

•	warrants to purchase debt securities, common stock or preferred stock;

•	subscription rights; and

•	stock purchase contracts or stock purchase units.

Certain of our domestic subsidiaries may fully and unconditionally guarantee any debt securities that we issue. When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus or incorporated into this prospectus by reference. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “THS.” Each prospectus supplement will indicate if the securities offered thereby will be listed or quoted on a securities exchange or quotation system.

Investing in our securities involves risks.  You should carefully read and consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the Securities and Exchange Commission. See the section entitled “Risk Factors” on page 2 of this prospectus, in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

When we issue new securities, we may offer them for sale to or through underwriters, dealers and agents or directly to purchasers. The applicable prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering, including any required information about the firms we use and the discounts or commissions we may pay them for their services. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 26 of this prospectus.

The date of this prospectus is February 16, 2010.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus or any prospectus supplement, or in other offering material, if any. We have not authorized anyone to provide you with different information. We are not offering to sell any securities in any jurisdiction where such offer and sale are not permitted. The information contained in or incorporated by reference into this prospectus or any prospectus supplement or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities. Neither the delivery of this prospectus or any applicable prospectus supplement nor any distribution of securities pursuant to such documents shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or in our affairs since the date of this prospectus or any applicable prospectus supplement.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using this shelf registration process, we may sell at any time, and from time to time, an indeterminate amount of any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with only a general description of the securities we may offer. It is not meant to be a complete description of any security. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. We and any underwriter or agent that we may from time to time retain may also provide other information relating to an offering, which we refer to as “other offering material.” The prospectus supplement as well as the other offering material may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. You should read this prospectus, any prospectus supplement and any other offering material (including any free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with additional information described in the section entitled “Where You Can Find More Information” and any other offering material. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material. If there is any inconsistency between this prospectus and the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

Unless we state otherwise or the context otherwise requires, references to “TreeHouse,” the “Company,” “us,” “we” or “our” in this prospectus mean TreeHouse Foods, Inc. and its consolidated subsidiaries. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus and any accompanying prospectus supplement, whether they are the holders or only indirect owners of those securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus and the documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “estimate”, “project”, “except,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. Such factors include, but are not limited to, the outcome of litigation and regulatory proceedings to which we may be a party; the impact of product recalls; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; our ability to obtain suitable pricing for our products; development of new products and services; our level of indebtedness; the availability of financing on commercially reasonable terms; cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates; interest rates and raw material and commodity costs; changes in economic conditions; political conditions; reliance on third parties for manufacturing of products and provision of services; delays in the consummation of, or the failure to consummate, the proposed Sturm Foods, Inc. acquisition; general U.S. and global economic conditions; the financial condition of our customers and suppliers; consolidations in the retail grocery and foodservice industries; our ability to continue to make acquisitions in accordance with our business strategy or effectively manage the growth from acquisitions and other risks that are described in this prospectus under the heading “Risk Factors” and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, our other reports filed from time to time with the SEC and incorporated by reference into this prospectus and any prospectus supplement or other offering material relating to a specific offering of securities.

You should not place undue reliance on forward-looking statements, which speak only as of the date that such statements are made. All forward-looking statements contained in this prospectus and the documents we incorporate by reference in this prospectus are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risk factors described in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filing under the Exchange Act, as well as any prospectus supplement relating to a specific security. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement. For more information, see the section entitled “Where You Can Find More Information” on page 28 of this prospectus. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

TREEHOUSE FOODS, INC.

We are a leading manufacturer of private label food products in the United States and Canada. Our products are focused in the center-of- store, shelf stable food categories. Our three reportable segments, North American Retail Grocery, Food Away from Home, and Industrial and Export, supply our products primarily into the grocery retail, foodservice and industrial food channels. Our product categories include non-dairy powdered creamer; soup and infant feeding; pickles; salad dressings; jams and other sauces; aseptic products; Mexican sauces; and refrigerated products.

We operate our business as Bay Valley Foods, LLC in the United States and E.D. Smith Foods, Ltd. in Canada. Bay Valley Foods, LLC is a Delaware limited liability company, a wholly owned subsidiary of TreeHouse Foods, Inc. and holds all of the real estate and operating assets related to our business. E.D. Smith Foods, Ltd. is a wholly owned subsidiary of Bay Valley Foods, LLC.

TreeHouse Foods, Inc. is a Delaware corporation incorporated on January 25, 2005 that was created from Dean Foods’ spin-off of certain of its specialty businesses to its shareholders. Our principal executive offices are located at Two Westbrook Corporate Center Suite 1070, Westchester, IL 60154. Our telephone number is 708-483-1300. Our website address is www.treehousefoods.com. The information on or accessible through our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to any securities that we offer through this prospectus.

THE SUBSIDIARY GUARANTORS

Certain of our domestic subsidiaries (which we refer to as the “subsidiary guarantors” in this prospectus), may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. Financial information concerning our subsidiary guarantors and any non-guarantor subsidiaries will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in our periodic reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

		Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005

Ratio of Earnings to Fixed Charges	5.03	2.04	3.25	5.02	6.58

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before taxes and fixed charges by (ii) fixed charges. Our fixed charges consist of interest expense on indebtedness, capitalized interest, tax interest and the portion of rental expense that we deem to be representative of the interest factor of rental payments.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement or other offering materials, we intend to use the net proceeds of any offering of our securities for working capital and other general corporate purposes, including acquisitions, repayment or refinancing of debt and other business opportunities. We will have significant discretion in the use of any net proceeds. The net proceeds from the sale of securities may be invested temporarily until they are used for their stated purpose. We may provide additional information on the use of the net proceeds from the sale of our securities in an applicable prospectus supplement or other offering materials related to the offered securities.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the capital stock, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of any security. At the time of an offering and sale, this prospectus together with the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our certificate of incorporation, our by-laws and the Delaware General Corporation Law, as amended, or the DGCL. Copies of our certificate of incorporation and our by-laws have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

As used in this “Description of Capital Stock,” the terms “we,” “our,” “ours” and “us” refer only to TreeHouse Foods, Inc., a Delaware corporation, and not, unless otherwise indicated, to any of our subsidiaries.

As of the date hereof, our authorized capital stock consists of 100,000,000 shares, of which 90,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share. As of January 29, 2010, we had 32,000,919 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. All of our outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on the New York Stock Exchange under the symbol “THS.”

Common Stock

Dividend Rights.  Subject to the dividend rights of the holders of any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably dividends out of funds lawfully available therefore at such times and in such amounts as our board of directors may from time to time determine.

Rights Upon Liquidation.  Upon liquidation, dissolution or winding up of our affairs, the holders of common stock are entitled to share ratably in our assets that are legally available for distribution, after payment of all debts, other liabilities and any liquidation preferences of outstanding preferred stock.

Conversion, Redemption and Preemptive Rights.  Holders of our common stock have no conversion, redemption, preemptive or similar rights.

Voting Rights.  Each outstanding share of common stock is entitled to one vote at all meetings of stockholders, provided, however, that except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of outstanding preferred stock. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Other than the election of directors, if an action is to be taken by vote of the stockholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required in our certificate of incorporation or by-laws. Directors are elected by a plurality of the votes cast at an election.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences of each of these series. We may amend from time to time our certificate of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of our shares entitled to vote.

The particular terms of any series of preferred stock that we offer under this prospectus will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion, redemption or exchange provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

Each prospectus supplement relating to a series of preferred stock may describe certain U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Dividend Rights.  The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation) on the common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to receive dividends when, as and if declared by our board of directors or, if dividends are cumulative, full cumulative dividends for the current and all prior dividend periods. We will pay those dividends either in cash, shares of preferred stock or otherwise, at the rate and on the date or dates set forth in the applicable prospectus supplement. With respect to each series of preferred stock that has cumulative dividends, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock as to the payment of dividends, as compared with then-existing and future series of preferred stock.

Rights Upon Liquidation.  The preferred stock of each series will be preferred over the common stock and other stock ranking junior to that series of preferred stock as to assets, so that the holders of that series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up, and before any distribution is made to the holders of common stock and other stock ranking junior to that series of preferred stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock of that series will not be entitled to any other or further payment. If upon any liquidations, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders in each series are entitled, subject to any provisions of any series of preferred stock that rank it junior or senior to other series of preferred stock upon liquidation. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock upon liquidation, as compared with then-existing and future series of preferred stock.

Conversion, Redemption or Exchange Rights.  The shares of a series of preferred stock will be convertible at the option of the holder of the preferred stock, redeemable at our option or the option of the holder, as applicable, or exchangeable at our option, into another security, in each case, to the extent set forth in the applicable prospectus supplement.

Voting Rights.  Except as indicated in the applicable prospectus supplement or as otherwise from time to time required by law, the holders of preferred stock will have no voting rights.

Preferred Stock Purchase Rights

On June 7, 2005, our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock (a “right” and collectively, “rights”). The rights were issued pursuant to the Rights Agreement, dated June 27, 2005, between us and The Bank of New York Mellon, as rights agent. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, $0.01 par value per share, at a purchase price equal to four times the closing price of our common stock on the first day of trading following the initial distribution of our common stock, subject to adjustment. The rights will expire upon the close of business on June 27, 2010 unless earlier redeemed or exchanged as described below. The following summary of the rights agreement is qualified in its entirety by the provisions of the rights agreement and our certificate of incorporation, copies of which have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

The rights are not currently exercisable and are attached to certificates representing shares of our common stock. The rights will separate from the common stock, and the rights distribution date will occur, upon the earlier of:

•	10 days following the first date of a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock; or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common stock.

The rights distribution date may be deferred in circumstances determined by our board of directors. In addition, certain inadvertent acquisitions will not trigger the rights distribution date. Subject to certain exceptions and except as otherwise determined by our board of directors, only shares of common stock issued prior to the rights distribution date will be issued with rights.

In the event that any person becomes an acquiring person, then, promptly following the first occurrence of such an event, each holder of a right shall generally have the right to receive, upon exercise of each right, a number of shares of common stock that equals the exercise price of the right divided by 50% of the current per share market price of a share of our common stock at the date of the occurrence of the event. Rights are not exercisable following the event until such time as the rights are no longer redeemable by us as described below. Following the occurrence of such an event, all rights that are, or, under certain circumstances, were, beneficially owned by any acquiring person will be null and void. Also, when no person owns a majority of the shares of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of preferred stock, or of a share of another class or series of our preferred stock having equivalent rights, preferences and privileges, per right. The purchase price payable, and the number of units of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time under certain circumstances to prevent dilution.

In the event that, at any time after any person becomes an acquiring person, (i) we are consolidated with, or merged with and into, another entity and we are not the surviving entity of the consolidation or merger (other than a consolidation or merger which follows a permitted offer) or if we are the surviving entity, but outstanding shares of our common stock are changed or exchanged for stock or securities of any other person or cash or any other property, or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided) shall thereafter have the right to receive, upon exercise of each right, that number of shares of common stock of the acquiring company which equals the exercise price of the right divided by 50% of the current per share market price of a share of common stock of the acquiring company at the date of the occurrence of such event.

As provided in our certificate of designations of the preferred stock, the preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled to receive, when, as and if declared by our board of directors, a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $1.00 per share, plus an amount equal to accrued and unpaid dividends, or, if greater, will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes (subject to adjustment), voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of one one-hundredth of a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

At any time prior to a person becoming an acquiring person, we may redeem the rights in whole, but not in part, at a price of $0.01 per right, which we refer to as the redemption price, payable in cash or stock. Immediately upon the redemption of the rights or such earlier time as established by our board of directors in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights may also be redeemable following certain other circumstances specified in the rights agreement.

Until a right is exercised, the holder of a right, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Any provision of the rights agreement, other than the redemption price, may be amended by our board of directors prior to such time as the rights are no longer redeemable. Once the rights are no longer redeemable, the authority of our board of directors to amend the rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects, as described below under “— Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-laws and Rights Plan and of Delaware Law.”

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law

Business Combinations Act

We are subject to the provisions of Section 203 of DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and By-law Provisions

Our certificate of incorporation and our by-laws also contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. For example, our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our certificate of incorporation and our by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Our certificate of incorporation and our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the board, chief executive officer, president or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Rights Agreement

We have also entered into a rights agreement pursuant to which our board of directors declared a dividend of a right to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock for each outstanding share of our common stock. The rights are triggered if a person or group of affiliated or associated persons acquires, or has the right to acquire, beneficial ownership of 15% or more of our outstanding common stock or commences a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our common stock. The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. For example, the rights will cause substantial dilution to a person or group that attempts to acquire our company without conditioning the offer on a substantial number of rights being acquired.

The foregoing summary is qualified in its entirety by the provisions of our certificate of incorporation, our by-laws and our rights agreement, copies of which have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

Certain Effects of Authorized But Unissued Stock

Our authorized but unissued shares of common stock and preferred stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

The issuance of preferred stock could have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount available for distribution to holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, lender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

We plan to issue additional shares of common stock in connection with our employee benefit plans. We do not currently have any plans to issue shares of preferred stock.

Limitation of Liability of Directors

Our certificate of incorporation contains a provision that limits the liability of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Such limitation does not, however, affect the liability of a director (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or purchases and (4) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. This provision does not limit or eliminate our rights or the rights of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our directors and officers have indemnification protection.

Transfer Agent and Registrar

The Bank of New York Mellon Corporation acts as transfer agent and registrar of our common stock.

DESCRIPTION OF DEBT SECURITIES

General

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit, from time to time. The debt securities offered by this prospectus will be issued under one of two separate indentures among us, the subsidiary guarantors of such debt securities, if any, and Wells Fargo Bank, National Association, as Trustee. We have filed the forms of indenture as exhibits to the registration statement of which this prospectus is a part. The senior note indenture and the subordinated note indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” We may also issue debt securities under a separate, new indenture. If that occurs, we will describe any differences in the terms of any such indenture in the prospectus supplement.

The debt securities will be obligations of TreeHouse and will be either senior or subordinated debt securities. We have summarized selected material provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures. As used in this “Description of Debt Securities,” the terms “we,” “our,” “ours” and “us” refer only to TreeHouse Foods, Inc. and not to any of its subsidiaries. Section references included in this summary of our debt securities, unless otherwise indicated, refer to specific sections of the indentures.

We may issue debt securities at any time and from time to time in one or more series under the indentures. The indentures give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of the same series. If specified in the prospectus supplement respecting a particular series of debt securities, one or more subsidiary guarantors will fully an unconditionally guarantee that series as described under “— Subsidiary Guarantee” and in the applicable prospectus supplement. Each subsidiary guarantee will be an unsecured obligation of the subsidiary guarantor. A subsidiary guarantee of subordinated debt securities will be subordinated to the senior debt of the subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt.

We will describe the particular material terms of each series of debt securities we offer in a supplement to this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The terms of our debt securities will include those set forth in the indentures and those made a part of the indentures by the Trust Indenture Act of 1939, as amended. You should carefully read the summary below the applicable prospectus supplement and the provisions of the indentures that may be important to you before investing in our debt securities.

Ranking

The senior debt securities offered by this prospectus will:

•	be general obligations,

•	rank equally with all other unsubordinated indebtedness of TreeHouse or any subsidiary guarantor (except to the extent such other indebtedness is secured by collateral that does not also secure the senior debt securities offered by this prospectus), and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries (except to the extent that the senior debt securities are guaranteed by our subsidiaries as described below).

The subordinated debt securities offered by this prospectus will:

•	be general obligations,

•	rank subordinated and junior in right of payment, to the extent set forth in the subordinated note indenture to all senior debt of TreeHouse and any subsidiary guarantor, and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries (except to the extent that the subordinated debt securities are guaranteed by our subsidiaries as described below).

A substantial portion of our assets are owned through our subsidiaries, many of which may have debt or other liabilities of their own that will be structurally senior to the debt securities. Therefore, unless the debt securities are guaranteed by our subsidiaries as described below, TreeHouse’s rights and the rights of TreeHouse’s creditors, including holders of debt securities, to participate in the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of the subsidiary’s other creditors.

In addition, because our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service our indebtedness, including the debt securities, are dependent upon the earnings of our subsidiaries and the distribution of those earning or upon the payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities and, unless the debt securities are guaranteed by our subsidiaries as described below, our subsidiaries have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make funds available to us, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to contractual or statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture. The indentures also do not limit our ability to incur other debt.

Subject to the exceptions, and subject to compliance with the applicable requirements set forth in the indentures, we may discharge our obligations under the indentures with respect to our debt securities as described below under “— Defeasance.”

Terms

We will describe the specific material terms of the series of debt securities being offered in a supplement to this prospectus. These terms may include some or all of the following:

•	the title of the debt securities,

•	whether the debt securities will be senior or subordinated debt securities,

•	whether and the extent to which any subsidiary guarantor will provide a subsidiary guarantee of the debt securities,

•	any limit on the total principal amount of the debt securities,

•	the date or dates on which the principal of the debt securities will be payable and whether the stated maturity date can be extended or the method used to determine or extend those dates,

•	any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing, and the basis for calculating interest if other than a 360-day year of twelve 30-day months,

•	the place or places where payments on the debt securities will be payable, where the debt securities may be presented for registration of transfer, exchange or conversion, and where notices and demands to or upon us relating to the debt securities may be made, if other than the corporate trust office of the Trustee,

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period,

•	the rate or rates of amortization of the debt securities, if any,

•	any provisions for redemption of the debt securities,

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity pursuant to any sinking fund or analogous provision or at the option of the holder,

•	the purchase price for the debt securities and the denominations in which we will issue the debt securities, if other than minimum denomination of $2,000 and integral multiples of $1,000 above that amount,

•	any provisions that would determine payments on the debt securities by reference to an index, formula or other method and the manner of determining the amount of such payments

•	any foreign currency, currencies or currency units in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable and the manner for determining the equivalent amount in U.S. dollars,

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable,

•	the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount,

•	if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any such date for any purpose,

•	any variation of the defeasance and covenant defeasance sections of the indentures and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution,

•	whether we will issue the debt securities in the form of temporary or permanent global securities, the depositaries for the global securities, and provisions for exchanging or transferring the global securities,

•	whether the interest rate or the debt securities may be reset,

•	whether the stated maturity of the debt securities may be extended,

•	any deletion or addition to or change in the events of default for the debt securities and any change in the rights of the Trustee or the holders or the debt securities arising from an event of default including, among others, the right to declare the principal amount of the debt securities due and payable,

•	any addition to or change in the covenants in the indentures,

•	any additions or changes to the indentures necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

•	the appointment of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities,

•	the terms of any right or obligation to convert or exchange the debt securities into any other securities or property,

•	the terms and conditions, if any, pursuant to which the debt securities are secured,

•	any restriction or condition on the transferability of the debt securities,

•	if the principal amount payable at the stated maturity of any debt security will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined),

•	whether, under what circumstances and the currency in which we will pay any additional amounts on the debt securities as contemplated in the applicable indenture in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts (and the terms of any such option),

•	in the case of subordinated debt securities, any subordination provisions and related definitions which may be applicable in addition to, or in lieu of, those contained in the subordinated note indenture,

•	the exchanges, if any, on which the debt securities may be listed, and

•	any other terms of the debt securities consistent with the indentures. (Section 301)

Any limit on the maximum total principal amount for any series of the debt securities may be increased by resolution of our board of directors. (Section 301). We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Subsidiary Guarantee

If specified in the prospectus supplement, one or more subsidiary guarantors will guarantee the debt securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subsidiary guarantee of the subsidiary guarantor.

Subject to the limitations described below and in the prospectus supplement, one or more subsidiary guarantors will jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all our payment obligations under the indentures and the debt securities of a series, whether for principal of, premium, if any, or interest on the debt securities or otherwise. The subsidiary guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a subsidiary guarantee with respect to a subsidiary guarantor.

In the case of subordinated debt securities, a subsidiary guarantor’s subsidiary guarantee will be subordinated in right of payment to the senior debt of such subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt. No payment will be made by any subsidiary guarantor under its subsidiary guarantee during any period in which payments by us on the subordinated debt securities are suspended by the subordination provisions of the subordinated note indenture.

Each subsidiary guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the subsidiary guarantor without rendering such subsidiary guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each subsidiary guarantee will be a continuing guarantee and will:

•	remain in full force and effect until either payment in full of all of the applicable debt securities (or such debt securities are otherwise satisfied and discharged in accordance with the provisions of the applicable indenture) or released as described in the following paragraph,

•	be binding upon each subsidiary guarantor, and

•	inure to the benefit of and be enforceable by the applicable Trustee, the holders and their successors, transferees and assigns.

In the event that a subsidiary guarantor ceases to be a subsidiary of TreeHouse, either legal defeasance or covenant defeasance occurs with respect to a series of debt securities, or substantially all of the assets or all of the capital stock of such subsidiary guarantor is sold, including by way of sale, merger, consolidation or otherwise, such subsidiary guarantor will be released and discharged of its obligations under its subsidiary guarantee without further action required on the part of the Trustee or any holder, and no other person acquiring or owning the assets or capital stock of such subsidiary guarantor will be required to enter into a subsidiary guarantee. In addition, the prospectus supplement may specify additional circumstances under which a subsidiary guarantor can be released from its subsidiary guarantee.

Form, Exchange and Transfer

We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in minimum denominations of $2,000 and integral multiples of $1,000 above that amount. (Section 302)

Holders generally will be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we and the security registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the Trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305). At any time we may:

•	designate additional transfer agents,

•	rescind the designation of any transfer agent, or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

lf we elect to redeem a series of debt securities, neither we nor the Trustee will be required:

•	to issue, register the transfer of or exchange any debt securities of that series during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

•	to register the transfer or exchange of any debt security of that series so selected for redemption, except for any portion not to be redeemed. (Section 305)

Payment and Paying Agents

Under the indentures, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security (which payments of principal, premium, if any, and interest on such global security will be made to the Depository), we may pay interest:

•	by check mailed to the address of the person entitled to the payment as it appears in the security register, or

•	by wire transfer in immediately available funds to the place and account designated in writing at least fifteen days prior to the interest payment date by the person entitled to the payment as specified in the security register.

We will designate the Trustee as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

Any money deposited with the Trustee or any paying agent in trust for the payment of principal, premium, if any, or interest on the debt securities that remains unclaimed for one year after the date the payments became due, may be repaid to us upon our request, subject to any applicable abandoned property laws. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The Trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Restrictive Covenants

We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets

Under the indentures, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to any person (as defined below) referred to as a “successor person” unless:

•	the successor person expressly assumes our obligations with respect to the debt securities and the indentures,

•	immediately after giving effect to the transaction, no event of default shall have occurred and be continuing and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and

•	we have delivered to the Trustee the certificates and opinions required under the respective indenture. (Section 801)

Except in a transaction resulting in the release of a subsidiary guarantor under the terms of the indenture, a subsidiary guarantor may not, and we may not permit a subsidiary guarantor to, consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to any person (other than another subsidiary guarantor or us), referred to as a “successor person” unless:

•	the successor person expressly assumes the subsidiary guarantor’s obligations with respect to the debt securities and the indentures, and

•	the subsidiary guarantor has delivered to the Trustee the certificates and opinions required under the respective indenture. (Section 802)

As used in the indentures, the term “person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or agency or political subdivision thereof.

Events of Default

Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the applicable indenture with respect to any series of debt securities:

•	our failure to pay principal or premium, if any, on that series of debt securities when such principal or premium, if any, becomes due,

•	our failure to pay any interest on that series of debt securities for 30 days after such interest becomes due,

•	our failure to deposit any sinking fund payment after such payment is due by the terms of that series of debt securities,

•	our failure to perform, or our breach, in any material respect, of any other covenant or warranty in the indenture with respect to that series of debt securities, other than a covenant or warranty included in such indenture solely for the benefit of another series of debt securities, for 90 days after either the Trustee has given us or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us and the Trustee written notice of such failure to perform or breach in the manner required by the indentures,

•	specified events involving, the bankruptcy, insolvency or reorganization of us or, if a subsidiary guarantor has guaranteed the series of debt securities, such subsidiary guarantor,

•	or any other event of default we may provide for that series of debt securities,

provided, however, that no event described in the fourth bullet point above will be an event of default until an officer of the Trustee responsible for the administration of the indentures has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office. (Section 501)

An event of default under one series of debt securities does not necessarily constitute an event of default under any other series of debt securities. If an event of default for a series of debt securities occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series due and immediately payable by a notice in writing to us (and to the trustee if given by the holders); provided that, in the case of an event of default involving certain events of bankruptcy, insolvency or reorganization, such acceleration is automatic; and provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, subject to certain conditions, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal have been cured or waived. Upon such acceleration, we will be obligated to pay the principal amount of that series of debt securities.

The right described in the preceding paragraph does not apply if an event of default occurs as described in the sixth bullet point above (i.e., other events of default), which is common to all series of our debt securities then outstanding. If such an event of default occurs and is continuing, either the Trustee or holders of at least 25% in principal amount of all series of the debt securities then outstanding, treated as one class, may declare the principal amount of all series of the debt securities then outstanding to be due and payable immediately by a notice in writing to us (and to the Trustee if given by the holders). Upon such declaration, we will be obligated to pay the principal amount of the debt securities.

If an event of default occurs and is continuing, the Trustee will generally have no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless the holders offer indemnity reasonably satisfactory to the Trustee. (Section 603). The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the indentures,

•	the Trustee may take any other action it deems proper which is not inconsistent with the direction, and

•	the Trustee will generally have the right to decline to follow the direction if an officer of the Trustee determines, in good faith, that the proceeding would involve the Trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

A holder of a debt security of any series may only institute proceedings or pursue any other remedy under the indentures if:

•	the holder gives the Trustee written notice of a continuing event of default,

•	holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the Trustee to institute proceedings with respect to such event of default,

•	the holders offer indemnity reasonably satisfactory to the Trustee against any loss, liability or expense in complying with such request,

•	the Trustee fails to institute proceedings within 60 days after receipt of the notice, request and offer or indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the Trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

We will be required to furnish to the Trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indentures and specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver

When authorized by a board resolution, we or any subsidiary guarantor, if applicable, may enter into one or more supplemental indentures with the Trustee without the consent of the holders of the debt securities in order to:

•	provide for the assumption of our obligations to holders of debt securities in the case of a merger or consolidation or sale of substantially all of our assets,

•	add to our or any subsidiary guarantor’s covenants for the benefit of the holders of any series of debt securities or to surrender any of our rights or powers,

•	add any additional events of default for any series of debt securities for the benefit of the holders of any series of debt securities,

•	add to, change or eliminate any provision of the indentures applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holder of any series of debt securities in any material respect, such addition, change or elimination will become effective with respect to that series only when no such security of that series remains outstanding,

•	secure the debt securities,

•	establish the forms or terms of any series of debt securities as permitted by the terms of such indenture,

•	provide for uncertificated securities in addition to certificated securities,

•	evidence and provide for successor Trustees and to add to or change any provisions of the indentures to the extent necessary to appoint a separate Trustee or Trustees for a specific series of debt securities,

•	correct any ambiguity, defect or inconsistency under the indentures,

•	add subsidiary guarantors,

•	make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the interests of the holders of any series of debt securities in any material respect under the applicable indenture of any such holders,

•	supplement any provisions of the indentures necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities in any material respect,

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

•	add to, change or eliminate any provisions of the indentures in accordance with any amendments to the Trust Indenture Act of 1939, as amended, provided that such action does not adversely affect the rights or interests of any holder of debt securities in any material respect. (Section 901)

When authorized by a board resolution, we or any subsidiary guarantor, if applicable, may enter into one or more supplemental indentures with the Trustee in order to add to, change or eliminate provisions of the indentures or to modify the rights of the holders of one or more series of debt securities under such indentures if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected by such supplemental indenture, treated as one class. However, without the consent of all holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	except with respect to the reset of the interest rate or extension of maturity pursuant to the terms of a particular series, changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduces the principal amount of, or any premium or rate of interest on, any debt security,

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

•	changes the place or currency of payment of principal, premium, if any, or interest,

•	impairs the right to institute suit for the enforcement of any payment on or after such payment becomes due for any security,

•	except as provided in the applicable indenture, releases the subsidiary guarantee of a subsidiary guarantor,

•	reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification of the indentures, for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults of the indentures,

•	makes certain modifications to the provisions for modification of the indentures and for certain waivers, except to increase the principal amount of debt securities necessary to consent to any such change or to provide that certain other provisions of the indentures cannot be modified or waived without the consent of the holders of each outstanding debt security affected by such change,

•	makes any change that adversely affects in any material respect the right to convert or exchange any convertible or exchangeable debt security or decreases the conversion or exchange rate or increases the conversion price of such debt security, unless such decrease or increase is permitted by the terms of such debt securities, or

•	changes the terms and conditions pursuant to which any series of debt securities are secured in a manner adverse to the holders of such debt securities in any material respect. (Section 902)

In addition, the subordinated note indenture may not be amended without the consent of each holder of subordinated debt securities affected thereby to modify the subordination of the subordinated debt securities issued under that indenture in a manner adverse to the holders of the subordinated debt securities in any material respect.

Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or noncompliance with restrictive provisions of the indentures. However, the consent of all holders of each outstanding debt security of a series is required to:

•	waive any default in the payment of principal, premium, if any, or interest, or

•	waive any covenants and provisions of an indenture that may not be amended without the consent of all holders of each outstanding debt security of the series affected. (Sections 513 and 1006)

In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under an indenture as of a specified date:

•	the principal amount of an “original issue discount security” that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date,

•	if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for the debt security,

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for the debt security, of the principal amount of the debt security or, in the case of it debt security described in the two preceding bullet points, of the amount described above, and

•	debt securities owned by us, any subsidiary guarantor or any other obligor upon the debt securities or any of our or their affiliates will be disregarded and deemed not to be outstanding.

An “original issue discount security” means a debt security issued under the indentures which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity. Some debt securities, including those for the payment or redemption of which money has been deposited or set aside in trust for the holders, and those which have been legally defeased under the indentures, will not be deemed to be outstanding.

We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under an indenture. In limited circumstances, the Trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the Trustee may specify, if it sets the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

Conversion and Exchange Rights

The debt securities of any series may be convertible into or exchangeable for other securities of TreeHouse or another issuer or property or cash on the terms and subject to the conditions set forth in the applicable prospectus supplement.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our, or if applicable, any subsidiary guarantor’s obligations under either indenture. Unless we inform you otherwise in the prospectus supplement, if we deposit with the Trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable and comply with all other conditions to defeasance set forth in the indentures, then, at our option, either of the following will occur:

•	we and any subsidiary guarantor will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”), or

•	we and any subsidiary guarantor will no longer have any obligation to comply with the restrictive covenants under the indentures, and the related events of default will no longer apply to us or any subsidiary guarantor, but some of our and any subsidiary guarantors’ other obligations under the indentures and the debt securities of that series, including the obligation to make payments on those debt securities, will survive (a “covenant defeasance”).

If we legally defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indentures, except for:

•	the rights of holders of that series of debt securities to receive, solely from a trust fund, payments in respect of such debt securities when payments are due,

•	our obligation to register the transfer or exchange of debt securities,

•	our obligation to replace mutilated, destroyed, lost or stolen debt securities, and

•	our obligation to maintain paying agencies and hold moneys for payment in trust.

We may legally defease a series of debt securities notwithstanding any prior exercise of our option of covenant defeasance in respect of such series.

In addition, the subordinated note indenture provides that if we choose to have the legal defeasance provision applied to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective. The subordinated note indenture also provides that if we choose to have covenant defeasance apply to any series of debt securities issued pursuant to the subordinated note indenture we need not comply with the provisions relating to subordination.

If we exercise either our legal defeasance or covenant defeasance option, any subsidiary guarantee will terminate.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the Trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect. (Sections 1601-1604)

Satisfaction and Discharge

We may discharge our obligations under the indentures while securities remain outstanding if (1) all outstanding debt securities issued under the indentures have become due and payable, (2) all outstanding debt securities issued under the indentures will become due and payable at their stated maturity within one year of the date of deposit, or (3) all outstanding debt securities issued under the indentures are scheduled for redemption in one year, and in each case, we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indentures on the date of their scheduled maturity or the scheduled date of the redemption and paid all other amounts payable under the indentures (Section 401). The subordinated note indenture provides that if we choose to discharge our obligations with respect to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective. (Section 1810)

Global Notes, Delivery and Form

Unless otherwise specified in a prospectus supplement, the debt securities will be issued in the form of one or more fully registered Global Notes (as defined below) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of the Depository’s nominee. Global Notes are not exchangeable for definitive note certificates except in the specific circumstances described below. For purposes of this prospectus, “Global Note” refers to the Global Note or Global Notes representing an entire issue of debt securities.

Except as set forth below, a Global Note may be transferred by the Depository, in whole and not in part, only to a nominee on the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository.

The Depository has advised us as follows:

•	The Depository is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

•	The Depository participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some of whom own the Depository.

•	Access to the Depository book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

•	When we issue a Global Note in connection with the sale thereof to an underwriter or underwriters, the Depository will immediately credit the accounts of participants designated by such underwriter or underwriters with the principal amount of the debt securities purchased by such underwriter or underwriters.

•	Ownership of beneficial interests in a Global Note and the transfers of ownership will be acted only through records maintained by the Depository (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery in definitive of securities they purchase. These laws may limit your ability to transfer beneficial interests in a Global Note.

So long as a nominee of the Depository is the registered owner of a Global Note, such nominee for all purposes will be considered the sole owner or holder of such debt securities under the indentures. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owner or holder thereof under the indentures.

Each person owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indentures. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in any Global Note desires to give or take any action which a holder is entitled to give or take under the indentures, the Depository would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through these participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices shall be sent to the Depository. If less than all of the debt securities within an issue are being redeemed, the Depository’s practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

We will make payment of principal of, premium, if any, and interest on, debt securities represented by a Global Note to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note representing those debt securities. The Depository has advised us that upon receipt of any payment of principal of, premium, if any, or interest on, a Global Note, the Depository will immediately credit accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Note, as shown in the records of the Depository. Standing instructions and customary practices will govern payments by participants to owners of beneficial interests in a Global Note held through those participants, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” Those payments will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any subsidiary guarantors, the Trustee nor any of our respective agents will be responsible for any aspect of the records of the Depository, any nominee or any participant relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any of the records of the Depository, any nominee or any participant relating to those beneficial interests.

As described above, we will issue debt securities in definitive form in exchange for a Global Note only in the following situations:

•	if the Depository is at any time unwilling or unable to continue as depository, defaults in the performance of its duties as depository, ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and, in each case, a successor depository is not appointed by us within 90 days after notice thereof, or

•	if, subject to the rules of the Depository, we choose to issue definitive debt securities.

In either instance, an owner of a beneficial interest in a Global Note will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of debt securities in definitive form. Debt securities in definitive form will be issued in initial denominations of $2,000 and integral multiples of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will maintain one or more offices or agencies where debt securities may be presented for payment and may be transferred or exchanged. You will not be charged a fee for any transfer or exchange of such debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Clearstream.  Clearstream Banking, société anonyme (“Clearstream”) is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depository, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with the rules and procedures to the extent received by the Depository for Clearstream.

Euroclear.  Euroclear Bank S.A./N/V. (“Euroclear”) was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear operates its system under contract with Euroclear plc, a U.K. corporation. All operations are conducted by Euroclear, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Euroclear, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Euroclear is a Belgian bank. As such, it is regulated by the Belgian Banking and Finance Commission.

Links have been established among the Depository, Clearstream and Euroclear to facilitate the initial issuance of debt securities sold outside the United States and cross-market transfers of the debt securities associated with secondary market trading.

Although the Depository, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as the Depository, and the Depository will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in the Depository. When debt securities are to be transferred from the account of a Depository participant to the account of a Clearstream Participant or a Euroclear Participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive debt securities against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the debt securities will appear on the next day (European time).

Because settlement is taking place during New York business hours, Depository participants will be able to employ their usual procedures for sending debt securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear Participants. The sale proceeds will be available to the Depository seller on the settlement date. As a result, to the Depository participant, a cross-market transaction will settle no differently than a trade between two Depository participants.

When a Clearstream or Euroclear Participant wishes to transfer debt securities to a Depository participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the debt securities against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear Participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear Participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving debt securities through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

The information in this section concerning the Depository, Clearstream and Euroclear and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Neither we, nor the Trustee, will have any responsibility for the performance by the Depository, Clearstream and Euroclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Subordination

Any subordinated debt securities issued under the subordinated note indenture will be subordinate and junior in right of payment to all Senior Debt (as defined below) of TreeHouse whether existing at the date of the subordinated note indenture or subsequently incurred. Upon any payment or distribution of assets of TreeHouse to creditors upon any:

•	liquidation;

•	dissolution;

•	winding-up;

•	receivership;

•	reorganization;

•	assignment for the benefit of creditors;

•	marshaling of assets; or

•	bankruptcy, insolvency or similar proceedings of TreeHouse;

the holders of Senior Debt will first be entitled to receive payment in full of the principal of and premium, if any, and interest on such Senior Debt before the holders of the subordinated debt securities will be entitled to receive or retain any payment to respect of the principal of and any premium or interest on the subordinated debt securities.

Upon the acceleration of the maturity of any subordinated debt securities, the holders of all Senior Debt outstanding at the time a such acceleration will first be entitled to receive payment in full of all amounts due thereon, including any amounts due upon acceleration, before the holders of subordinated debt securities will be entitled to receive or retain any payment in respect of the principal (including redemption payments), or premium, if any, or interest on the subordinated debt securities.

No payments on account of principal (including redemption payments), or premium, if any, or interest, in respect of the subordinated debt securities may be made if:

•	there has occurred and is continuing a default in any payment with respect to Senior Debt; or

•	there has occurred and is continuing a default with respect to any Senior Debt resulting in the acceleration of the maturity thereof.

“Debt” means, with respect to any person:

•	all indebtedness of such person for borrowed money;

•	all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person;

•	all obligations of such person to pay the deferred purchase price of property or services, but excluding accounts payable or any other indebtedness or monetary obligations to trade creditors arising in the ordinary course of business in connection with the acquisition of goods or services;

•	all capital lease obligations of such person;

•	all Debt of others secured by a lien on any asset by such person;

•	all Debt and dividends of others guaranteed by such person to the extent such Debt and dividends are guaranteed by such person; and

•	all obligations for claims in respect of derivative products.

“Senior Debt” means the principal of, and premium, if any, and interest on Debt of TreeHouse, whether created, incurred or assumed on, before or after the date of the subordinated note indenture, unless the instrument creating or evidencing the Debt provides that such Debt is subordinated to or pari passu, with the subordinated debt securities.

Notices

Holders will receive notices by mail at their addresses as they appear in the security register. (Section 106)

Title

We, any subsidiary guarantors, the Trustees and any agent of us, any subsidiary guarantors or a Trustee may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law

New York law governs the indentures and the debt securities. (Section 112)

Regarding the Trustee

We and affiliates of ours maintain various commercial and investment banking relationships with Wells Fargo Bank, National Association and its affiliates in their ordinary course of business.

If an event of default occurs under the indentures and is continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs in the exercise of the rights and powers granted to the Trustee under the indentures. The Trustee will become obligated to exercise any of its powers under the indentures at the request or direction of any of the holders of any debt securities issued under the indentures only after those holders have offered the Trustee indemnity reasonably satisfactory to it.

If the Trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the indentures (Section 613). The Trustee may engage in certain other transactions with us or any of the subsidiary guarantors; however, if the Trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act of 1939, as amended), it will be required to eliminate the conflict or resign. (Section 608)

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our securities that we may issue from time to time.

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The terms and conditions of the warrants will be described in the specific warrant agreement and the applicable prospectus supplement relating to such warrants. A form of warrant agreement, including the form of certificate representing the warrants, which contain provisions to be included in the specific warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit or incorporated by reference into the registration statement of which this prospectus forms a part. A holder or prospective purchaser of our warrants should refer to the provisions of the applicable warrant agreement and prospectus supplement for more specific information.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase debt securities, preferred stock, common stock or other securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific term of any offering of subscription rights for which this prospectus is being delivered. A holder or prospective holder of subscription rights should refer to the applicable prospectus supplement for more specific information.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and requiring us to sell to the holders, a specified number of shares of common stock at a future date or dates.

The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, or stock purchase units, consisting of a stock purchase contract and either (x) senior debt securities, senior subordinated debt securities, subordinated debt securities or junior subordinated debt securities, or (y) debt obligations of third parties, including U.S. Treasury securities, in each case, securing the holder’s obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, or prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

PLAN OF DISTRIBUTION

TreeHouse may sell common stock, preferred stock, debt securities, warrants, subscription rights stock purchase contracts, stock purchase units and/or guarantees of debt securities in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by itself directly;

•	through agents;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The prospectus supplements relating to an offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds to TreeHouse from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities if any are purchased.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below:

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If a dealer is used in the sale, TreeHouse will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by TreeHouse to one or more institutional purchasers, or through agents designated by TreeHouse from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by TreeHouse to such agent will be set forth in the prospectus supplement relating to that offering, unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Other than our common stock, which is listed on the New York Stock Exchange, each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom TreeHouse sells securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the TreeHouse Foods, Inc.’s Annual Report on Form 10-K and the effectiveness of TreeHouse Foods, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Our SEC filings, including the registration statement and the exhibits and schedules thereto are also available to the public from the SEC’s website at http://www.sec.gov. You can also access our SEC filings through our website at www.treehousefoods.com. Except as expressly set forth below, we are not incorporating by reference the contents of the SEC website or our website into this prospectus.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

(a) Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 16, 2010.

(b) The description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 10 filed pursuant to Section 12(b) of the Exchange Act.

(c) All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of this offering.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

TreeHouse Foods, Inc.
Two Westbrook Corporate Center, Suite 1070
Westchester, IL 60154
(708) 483-1300
Attention: Secretary

$

TreeHouse Foods, Inc.

          % Notes due 20

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Wells Fargo Securities

BMO Capital Markets

Rabo Securities USA, Inc.

SunTrust Robinson Humphrey

Barclays Capital

KeyBanc Capital Markets

February   , 2010